02038143

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

BEST AVAILABLE COPY

SEC MAIL PROCESSING RECEIVED MAY 21 2002 WASH. D.C. 165 SECTION

Great Plains Energy Incorporated	0001143068
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

Amendment No. 1 to Form U5S Annual Report for Year Ended 12-31-01	~~03-33207~~ 30-35
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

PROCESSED
MAY 31 2002
THOMSON FINANCIAL

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri on May 21, 2002.

Great Plains Energy Incorporated
(Registrant)

By: Andrea F. Bielsker
(Name and Title)
Andrea F. Bielsker
Senior Vice President-Finance, Chief Financial Officer and Treasurer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 2002, that the information set forth in this statement is true and complete.

By:______________________________
(Name)

____
(Title)

INDEX OF EXHIBITS SUBMITTED
UNDER COVER OF FORM SE

PURSUANT TO RULE 101(c)(13) OF
REGULATION S-T

Exhibit	Description
E-3	Electric Kansas Supplemental 2001 Annual Report to the State of Kansas State Corporation Commission for the year ending December 31, 2001 of Kansas City Power & Light Company.
E-4	Electric Utility Annual Report of Wolf Creek Nuclear Operating Corporation to the State of Kansas State Corporation Commission for the year ending December 31, 2001.

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

SEC MAIL PROCESSING RECEIVED
MAY 21 2002
WASH. D.C. 165 SECTION

Great Plains Energy Incorporated	0001143068
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

Amendment No. 1 to Form U5S Annual Report for Year Ended 12-31-01	03-33207
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

____
Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned; thereunto duly authorized, in the City of Kansas City, State of Missouri on May 21, 2002.

Great Plains Energy Incorporated
(Registrant)

By: Andrea F. Bielsker
(Name and Title)
Andrea F. Bielsker
Senior Vice President-Finance, Chief Financial Officer and Treasurer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 2002, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

INDEX OF EXHIBITS SUBMITTED
UNDER COVER OF FORM SE

PURSUANT TO RULE 101(c)(13) OF
REGULATION S-T

Exhibit	Description
E-3	Electric Kansas Supplemental 2001 Annual Report to the State of Kansas State Corporation Commission for the year ending December 31, 2001 of Kansas City Power & Light Company.
E-4	Electric Utility Annual Report of Wolf Creek Nuclear Operating Corporation to the State of Kansas State Corporation Commission for the year ending December 31, 2001.

Electric Kansas Supplemental 2001 Annual Report

To The
State of Kansas


AD ASTRA PER ASPERA

State Corporation Commission

for the year ending December 31, 2001

Kansas City Power & Light Company
(Exact legal name of respondent) (If name was changed during year, show also name and date of change)

1201 Walnut, Kansas City, Missouri 64106-2124
(Address of principal business office at the end of the year)

Area Code 816 Telephone 556-2200 Federal ID Number 44-03-08720

Gross operating revenues derived from Kansas intrastate operations	$ 399,263,026

GENERAL INSTRUCTIONS

1. This supplemental annual report shall be filed with the regular annual report of the respondent to the Kansas Corporation Commission, such regular report to be prepared on forms prescribed by the Federal Energy Regulatory Commission.

2. The principal purposes of this report are: (1) to set forth certain data not in the regular report or not given therein in the detail desired by this Commission, and (2) to secure data applicable to Kansas operations of the utility which will be helpful in the preparation of statistical studies and for noting trends, etc.

3. Companies operating in more than one state will be unable to assign all items relating to plant investment, operating expenses, etc. directly to separate state operations, but many items can be directly assigned. When an allocation is required, the basis therefore should be indicated (see Page 1 of this supplemental report).

4. It is not intended that companies be required to make comprehensive engineering and/or accounting studies annually in order to determine the allocations herein such as would be necessary for a general rate case. Therefore, it is desirable that for the purposes of this report, the bases of allocation be practical and reasonable so that they can be followed from year to year without substantial variation. Therefore, it is to be understood: (1) that the allocated amounts are not expected to be as accurate for any particular year as would be the case if an intensive analytical study of all facets of that year's operations had been made, (2) the acceptance of the supplementary report by the Commission does not infer approval in whole or in part of the allocation procedures followed, and (3) the utility filing the supplement is not precluded from preparing reallocations of the data submitted herein when submitting special studies in connection with rate and other matters.

5. Respondents operating wholly within the State of Kansas may, if desired, make reference to the regular report, giving page numbers, in each instance in which the data, if shown in the supplemental report, would be identical. ****Note, however, that pages 1 and 2 should be completed in their entirety.**

6. Show "None" or "Not Applicable" only when such response truly and completely states the facts. Such responses as "Not Available" and "Not Readily Available" should not be made unless their use is authorized by this Commission.

7. Sheets inserted in this report shall conform in size with the sheets herein, shall show appropriate references to tables in the main report which they support, shall have adequate margins and shall be securely bound in the report.

DO NOT FOLD OR ROLL

Subsequent Events

In the space below list all "material" events which have occurred, subsequent to the end of the reporting year and prior to the filing of this annual report, that have or will have an impact on the utility company. For each event listed describe the impact it has or will have on the utility company's financial statements and/or financial condition.

KCP&L JANUARY ICE STORM

- Incremental costs incurred during the first quarter of 2002 related to the January ice storm were approximately $45.4 million of which $12.5 million were capital expenditures and therefore charged to utility plant. KCP&L expensed $14.8 million ($0.15 per share) for the Kansas jurisdictional portion of the storm costs and deferred $18.1 million of the storm costs applicable to Missouri. KCP&L has reached a stipulation and agreement with the KCC staff and the Citizens Utility Ratepayers Board that would result in a rate moratorium until 2006 in return for KCP&L's agreement to not seek reimbursement for storm-related costs, and reduce rates by $5 million annually beginning in 2003. Additionally, KCP&L agreed to determine depreciation expense of the Wolf Creek nuclear generating station using a 60 year life instead of a 40 year life effective January 2003, which results in a reduction of depreciation expense and revenue by approximately $7 million to $8 million annually.

One Time / Unusual Occurrence

In the space below list all "material" one time or unusual occurrences, which have occurred during the Reporting year for this annual report, that has or will have an impact on the utility company. For each occurrence listed describe the impact it has or will have on the utility company's financial statements and/or financial conditions.

- On October 1, 2001, Great Plains Energy Incorporated (Great Plains Energy), a Missouri corporation incorporated in 2001, became the sole owner of all the common stock of Kansas City Power & Light Company (KCP&L), a public utility subsidiary. As a result of this ownership, Great Plains Energy is considered a utility holding company registered with and subject to the regulation of the Securities Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, as amended (PUCHA). In connection with the October 2001, reorganization of KCP&L into a holding company structure, Great Plains Energy Incorporated was initially formed as a wholly owned subsidiary of KCP&L. As a result of the reorganization, Respondent became a wholly owned subsidiary of Great Plains Energy Incorporated, and transferred its ownership interest in KLT Inc. and Great Plains Power Incorporated to Great Plains Energy Incorporated.

Corporate Guaranties

In the space below list all corporate guaranties issued by the utility or its parent on behalf of any affiliated interests as defined by K.S.A.§66-1401. For each guaranty provide the name of the affiliate along with the amount and terms including the beginning and ending dates. Describe what affect invoking the guaranty(s) would have on the financial condition of the utility company.

- The following is an excerpt from the combined Annual Reports of Great Plains Energy Incorporated and Kansas City Power & Light Company on Form 10-K for the year ended December 31, 2001, as amended by Form 10-K/A. (File Nos. 001-00707 and 000-33207) regarding corporate guaranties disclosure:

		Amount of commitment expiration per period			
Other Commercial Commitments Outstanding	**Total**	2002	2003-2004	2005-2006	After 2006
			(Millions)		
Consolidated KCP&L Guarantees	$14.7	$1.8	$3.6	$3.4	$5.9
Great Plains Energy Guarantees, including consolidated KCP&L	$ 247.1	$190.6	$3.6	$3.4	$49.5

KLT Inc. has provided $195.7 million of guarantees to support Strategic Energy power purchases and regulatory requirements. Strategic Energy's power supply contracts are up to 5 years with an average duration of 2.7 years. As of December 31, 2001, KLT Inc.'s guarantees related to Strategic Energy are as follows:

- Direct guarantees to counterparties totaling $63.4 million, with varying expiration dates.
- Guarantees to the issuers of surety bonds totaling $110.0 million, all of which expire in 2002.
- Guarantees related to Letters of Credit totaling $22.3 million, all of which expire in 2002.

KLT Inc. has guaranteed a construction performance bond of $14.7 million of a contractor. RSAE has a $22 million line of credit with a commercial bank, which Great Plains Energy supports through an agreement that ensures adequate capital to operate RSAE. KCP&L is contingently liable for guaranteed energy savings under agreements with several customers. KCP&L has entered agreements guaranteeing an aggregate value of approximately $14.7 million over the next nine years. In most cases a subcontractor would indemnify KCP&L for any payments made by KCP&L under these guarantees.

Cross Default Clauses

In the space below list all of the affiliates' (as defined by K.S.A. §66-1401) debt obligations that contain cross-default clauses linking the affiliates' performance under the debt agreements to the utility and/or its parent. For each debt obligation with a cross-default clause provide the name of the affiliate, a concise description of its business and a description of the debt obligation. Describe what affect invoking the cross default clause(s) would have on the financial condition of the utility company.

- None.

BASES OF ALLOCATION TO KANSAS OF UTILITY PLANT, OPERATING EXPENSES, ETC.

1. In column (a), assign allocation basis reference number for each basis used in allocating Utility Plant and other items applicable to Kansas Operations.
2. In column (b), give a full description of each basis of allocation, showing designations and amounts of the factors involved in each equation or formula.
3. In column (c), for each basis, show the percent of Kansas portion to the total

Line No.	Reference Number (a)	Full Description of Basis of Allocation (b)	Percent to Kansas (c)
	(1)	Allocated on the basis of composite percentages developed from rate case filings.	

ELECTRIC PLANT IN SERVICE - KANSAS ONLY

(In addition to Account 101, Electric Plant in Service (Classified), this schedule includes Account 102, Electric Plant Purchased or Sold, Account 103, Electric Plant in Process of Reclassification, and Account 106, Completed Construction not Classified-Electric).

1. Report below to the nearest dollar (cents omitted) the original cost of electric plant in service according to prescribed accounts.
2. This table is the equivalent of two tables in one: First - Columns (b) to (e), inclusive, call for all Electric Plant in Service which is physically located in Kansas, regardless of how much is applicable to various states: - Columns (f) to (h), inclusive, are concerned with determining the amounts of Electric Plant is Service applicable to Kansas operations at the end of the year, regardless of location.
3. In Column (f), show amounts at the end of the year representing plant which applies wholly to Kansas operations, irrespective of the physical location of such plant.
4. In Column (g), show the allocated Kansas portion of plant in service at the end of the year which is common to operations of Kansas and one or more other states, irrespective of the physical location of such plant.
5. Although no Column is provided for it, the total Electric Plant in Service applicable to Kansas operations is the total of amounts in columns (f) and (g).
6. Column (h) shall show the reference numbers to allocation bases used in computing amounts in column (g). Allocations shall be based on generally accepted engineering and accounting principles (See table "Bases of Allocation to Kansas of Electric Plant in Service and Electric Operating Expenses", page 1)
7. If the same basis of allocation is applied to several accounts within a group (e.g. Accounts 330 to 336, inclusive), the total amount allocated to Kansas for such accounts may be shown if desired, in column (g) in a blank line at the bottom of the group and reference numbers shown in column (h) instead of individual amounts for each account to the group so included.
8. Column (i) shall show the amounts of Electric Plant in Service at the end of the year which is common to Kansas and one or more other states. To determine such common plant: From the entire company total of the account or group of accounts, subtract (1) amounts directly assignable to Kansas, (2) amounts directly assignable to the other states and (3) any other amounts located in other states, no part of which is applicable to Kansas.
9. If adjustments are included in column (c) and/or column (d), set forth by footnote (See page 5) the amount of debits and credits together with explanation.
10. State in a footnote or an insert on what dates journal entries for the year with respect to Accounts 102, "Electric Plant Purchased or Sold" was submitted to this Commission for approval.

			ELECTRIC PLANT IN SERVICE - KANSAS ONLY (see instructions on previous page)							
			LOCATED IN KANSAS				BALANCE AT END OF YEAR			
							Applicable to Kansas Operations			
								Allocated		
Line No.	Account No.	Account (a)	Balance, Beginning of Year (b)	Additions (c)	Retirements (d)	Balance End of Year (e)	Assigned Direct (f)	Amount (g)	Ref. No. (h)	Common to Kansas and Other States (i)
		1. INTANGIBLE PLANT							(Note A)	
1.	301	Organization	$ -	$ -	$ -	$ -	$ -	$ 29,361	40.6741%	$ 72,186
2.	302	Franchises and Consents	-	-	-	-	-	120	0.5232%	22,937
3.	303	Miscellaneous Intangible Plant	8,461,043	826,837	(75,795)	9,212,085	-	33,106,077	40.7647%	81,212,675
4.		Total Intangible Plant	8,461,043	826,837	(75,795)	9,212,085	-	33,135,558		81,307,798
		2. PRODUCTION PLANT								
		STEAM PROD. PLANT								
5.	310	Land and land rights	2,555,392	-	-	2,555,392	-	3,530,770	40.7999%	8,653,870
6.	311	Structures and improvements	20,294,624	649,738	-	20,944,361	-	37,459,192	40.8187%	91,769,683
7.	312	Boiler plant equipment (C)	208,108,164	10,348,340	(1,465,600)	216,990,904	-	323,378,232	40.9417%	789,850,944
8.	313	Eng's and eng. driven generators	-	-	-	-	-	-		
9.	314	Turbo-generator units	44,425,380	2,204,198	(1,012,607)	45,616,970	-	79,257,777	40.9351%	193,618,134
10.	315	Accessory electric equipment	28,249,659	710,772	-	28,960,431	-	38,066,746	40.9394%	92,983,156
11.	316	Misc. power plant equipment	5,366,332	1,261,102	(17,436)	6,609,998	-	9,441,067	40.8549%	23,108,775
12.		Total steam production plant	308,999,551	15,174,148	(2,495,643)	321,678,056	-	491,133,784		1,199,984,562
		NUCLEAR PRODUCTION PLANT								
13.	320	Land and land rights	3,411,585	-	-	3,411,585	-	1,391,524	40.7882%	3,411,585
14.	321	Structures and improvements	416,898,858	1,143,260	392,160	418,434,278	-	162,792,780	40.7882%	399,117,344
15.	322	Reactor plant equipment (Note B)	541,126,963	915,938	18,236	542,061,137	(40,588,648)	257,849,807	40.7882%	632,167,654
16.	323	Turbo-generator units	170,969,811	444,914	259,212	171,673,937	-	67,634,858	40.7882%	165,819,669
17.	324	Accessory electric equipment	138,113,528	281,092	1,257,698	139,652,318	-	54,205,270	40.7882%	132,894,488
18.	325	Misc. power plant equipment	61,694,399	1,274,897	1,091,567	64,060,863	-	25,631,506	40.7882%	62,840,493
19.		Total nuclear product plant	1,332,215,144	4,060,101	3,018,873	1,339,294,118	(40,588,648)	569,505,746		1,396,251,233
		HYDRAULIC PRODUCTION PLANT								
20.	330	Land and land rights	-	-	-	-	-	-		-
21.	331	Structures and improvements	-	-	-	-	-	-		-
22.	332	Reservoirs, dams, and waterways	-	-	-	-	-	-		-
23.	333	Wtr. Whls., turb., & generators	-	-	-	-	-	-		-
24.	334	Accessory electric equipment	-	-	-	-	-	-		-
25.	335	Misc. power plant equipment	-	-	-	-	-	-		-
26.	336	Roads, railroads, and bridges	-	-	-	-	-	-		-
27.		Total hydraulic production plant	-	-	-	-	-	-		-

Line No.	Account No.	Account (a)	LOCATED IN KANSAS Balance, Beginning of Year (b)	Additions (c)	Retirements (d)	Balance End of Year (e)	BALANCE AT END OF YEAR Applicable to Kansas Operations Assigned Direct (f)	Allocated Amount (g)	Allocated Ref. No. (h)	Common to Kansas and Other States (i)
		OTHER PRODUCTION PLANT							(Note A)	
28.	340	Land and land rights	-	-	-	-	-	55,696	40.7880%	136,550
29.	341	Structures and improvements	-	-	-	-	-	366,643	40.7882%	898,894
30.	342	Fuel holders, prod., and accessories	-	-	-	-	-	2,311,471	40.7882%	5,667,010
31.	343	Prime movers	-	-	-	-	-	-		-
32.	344	Generators	-	-	-	-	-	49,782,108	40.7882%	122,050,270
33.	345	Accessory electric equipment	-	-	-	-	-	3,486,596	40.7882%	8,548,051
34.	346	Misc. power plant equipment	-	-	-	-	-	-		-
35.		Total other prod. plant	-	-	-	-	-	56,002,514		137,300,775
36.		Total production plant	1,641,214,694	19,234,249	523,230	1,660,972,174	(40,588,648)	1,116,642,043		2,733,536,570
		3. TRANSMISSION PLANT								
37.	350	Land and land rights	12,699,056	6,264	(19,737)	12,685,582	-	7,292,419	33.2350%	21,941,972
38.	351	Clearing land and rights of way	-	-	-	-	-	-		-
39.	352	Structures and improvements	1,955,448	80,106	-	2,035,554	-	1,278,839	35.9379%	3,558,469
40.	353	Station equipment	41,788,230	(2,548,242)	16,251	39,256,238	-	27,799,395	35.6690%	77,937,131
41.	354	Towers and fixtures	969,894	-	-	969,894	-	1,336,528	33.1670%	4,029,692
42.	355	Poles and fixtures	36,202,144	1,464,376	(169,660)	37,496,860	-	23,976,099	33.1670%	72,289,020
43.	356	Overhead conductors and devices	31,839,456	1,358,567	(85,605)	33,112,418	-	19,406,701	33.1671%	58,511,903
44.	357	Underground conduit	422,687	-	-	422,687	-	1,021,639	33.1670%	3,080,287
45.	358	Underground conductors and dev	298,410	-	-	298,410	-	936,211	33.1670%	2,822,718
46.	359	Roads and trails	-	-	-	-	-	-		-
47.		Total transmission plant	126,175,325	361,071	(258,752)	126,277,643	-	83,047,831		244,171,192
		4. DISTRIBUTION PLANT								
48.	360	Land and land rights	8,048,465	354,477	(8,292)	8,394,651	8,394,651	-		-
49.	361	Structures and improvements	2,873,549	461,509	-	3,335,058	3,335,058	-		-
50.	362	Station equipment	52,225,032	8,713,746	(358,358)	60,580,420	60,580,420	-		-
51.	363	Storage battery equipment	-	-	-	-	-	-		-
52.	364	Poles, towers, and fixtures	71,753,944	5,565,703	(265,258)	77,054,390	77,054,390	-		-
53.	365	Overhead conductors and devices	61,092,498	3,949,820	(327,503)	64,714,815	64,714,815	-		-
54.	366	Underground conduit	42,310,177	2,898,969	(92,150)	45,116,996	45,116,996	-		-
55.	367	Underground conductors and dev	99,188,669	7,223,258	(165,590)	106,246,337	106,246,337	-		-
56.	368	Line transformers	72,079,753	3,635,911	(136,957)	75,578,707	75,578,707	-		-
57.	369	Services	36,967,513	3,141,699	(831)	40,108,382	40,108,382	-		-
58.	370	Meters	28,741,427	804,334	(295)	29,545,466	29,545,466	-		-
59.	371	Installations on cust. premises	1,793,300	211,499	(3,421)	2,001,378	2,001,378	-		-
60.	372	Leased property on cust. premises	-	-	-	-	-	-	(Note A)	-
61.	373	Street lighting and signal systems	23,155,051	1,217,481	(101,289)	24,271,244	24,271,244	-		-
62.		Total distribution plant	500,229,379	38,178,408	(1,459,943)	536,947,845	536,947,845	-		-

Line No.	Account No.	Account (a)	LOCATED IN KANSAS Balance, Beginning of Year (b)	Additions (c)	Retirements (d)	Balance End of Year (e)	BALANCE AT END OF YEAR Applicable to Kansas Operations Assigned Direct (f)	Allocated Amount (g)	Ref. No. (h)	Common to Kansas and Other States (i)
		5. GENERAL PLANT						-		
63.	389	Land and land rights	540,250	-	-	540,250	-	703,567	40.6748%	1,729,738
64.	390	Structures and improvements	12,315,008	46,012	-	12,361,020	-	18,788,546	40.6748%	46,192,105
65.	391	Office furniture and equipment	1,848,970	222,931	-	2,071,901	-	4,239,926	40.6748%	10,423,964
66.	392	Transportation equipment	86,243	-	(10,395)	75,848	-	204,828	40.3801%	507,251
67.	393	Stores equipment	25,873	-	-	25,873	-	244,939	40.6749%	602,188
68.	394	Tools, shop and garage equipment	480,799	-	-	480,799	-	1,108,853	40.6748%	2,726,143
69.	395	Laboratory equipment	4,334	-	-	4,334	-	1,635,288	40.6748%	4,020,396
70.	396	Power operated equipment	268,883	-	(27,393)	241,490	-	232,970	40.3802%	576,941
71.	397	Communication equipment	14,461,625	491,417	(87,207)	14,865,834	-	30,430,462	40.3801%	75,360,047
72.	398	Miscellaneous equipment	14,868	-	-	14,868	-	108,261	40.6749%	266,162
82.		Subtotal	30,046,853	760,359	(124,996)	30,682,216	-	57,697,642		142,404,933
83.	399	Other tangible property*	-	-	-	-	-	-		-
84.		Total (Accounts 101 and 106)	2,306,127,294	59,360,924	(1,396,255)	2,364,091,964	496,359,197	1,290,523,075		3,201,420,493
85.	102	Electric plant purchased**	-	-	-	-	-	-		-
86.	102	Electric plant sold**	-	-	-	-	-	-		-
87.	103	Electric plant in process of reclass.***	-	-	-	-	-	-		-
88.		Total Electric plant in service	$ 2,306,127,294	$ 59,360,924	$ (1,396,255)	$ 2,364,091,964	$ 496,359,197	$ 1,290,523,075		$ 3,201,420,493

* State the nature and use of plant included in this account and if substantial in amount submit a supplementary schedule showing sub-account classification of such plant conforming to the requirements of this schedule

** For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchaser, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

*** If any property is reported as "in process of reclassification," submit a supporting schedule showing amount of such property according to detail accounts in which classified.

Footnotes:

(A) Regarding column (h), see page 3 for basis of plant allocation to Kansas Operations.

(B) Line 19, Account 322, Reactor Plant Equipment, includes write-off resulting from prior years application of FASB 90.

Note: Transfers due to relocation or reclassification of existing plant in service are netted with additions in Column (c).
Adjustments, including the initial recording to Account 102 and subsequent clearing of Account 102 to plant sub accounts, are also netted with additions in Column (c).

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISION OF FOR DEPRECIATION AND AMORTIZATION

1. This table should be submitted with amounts to the nearest dollar (cents omitted).
2. Amounts shown hereunder shall be as of the year end. Show in column (e) reference to allocation bases set forth on page 1 of this Supplemental Report.

Line No.	ITEM (a)	Applicable to Kansas: Total Company (b)	Applicable to Kansas: Assigned Direct (c)	Applicable to Kansas: Allocated: Amount (d)	Applicable to Kansas: Allocated: Ref. No. (e)	Common to Kansas and Other States (f)
	ELECTRIC PLANT				(Note A)	
1a.	Electric plant in service (101, 102, 103, and 106: from page 8, line 84)	$ 1,786,882,272	$ 496,359,197	$ 1,290,523,075		$ 3,201,420,493
1b.	Plant under capital lease (101.1)	815,940	-	815,940		2,460,096
2.	Electric plant leased to others (104)					
3.	Electric plant held for future use (105)	2,125,485	160,074	1,965,411		4,893,483
4.	Construction work in progress-Electric (107)	21,620,287	5,985,188	15,635,099		39,022,455
5.	Electric plant acquisition adjustment (114)					
6.	Other electric plant adjustments (116)					
7.	Total electric utility plant (Lines 1-6, inclusive)	$ 1,811,443,985	$ 502,504,459	$ 1,308,939,526		$ 3,247,796,527
	ACCUMULATED PROVISIONS FOR DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT					
8.	Accumulated Provisions for depreciation of electric plant in service (108)-by functional divisions:					
	(a) Steam production	$ 257,376,942	$ -	$ 257,376,942		$ 629,046,224
	(b) Nuclear production	181,311,228	(55,189,996)	236,501,224		579,827,558
	(c) Hydraulic production					
	(d) Other production	18,907,983	-	18,907,983		46,356,502
	(e) Transmission	42,475,782	-	42,475,782		125,081,474
	(f) Distribution	207,410,829	207,410,829	-		-
	(g) General	12,211,578	-	12,211,578		30,135,996
	(h) Total functional divisions of Account 108	719,694,341	152,220,833	567,473,509		1,410,447,754
9.	Accumulated Provisions for amortization of electric plant in service (Account 111)	14,442,939	-	14,442,939		35,941,587
10.	Total accumulated provisions for depreciation and amortization related to electric plant in service (Lines 8 and 9)	734,137,281	152,220,833	581,916,448		1,446,389,341
11.	Accumulated provision for depreciation of electric plant leased to others (Account 109)					
12.	Accumulated provision for depreciation of electric plant held for future use (Account 110)					
13.	Accumulated provision for amortization of electric plant leased to others (Account 112)					
14.	Accumulated provision for amortization of electric plant held for future use (Account 113)					
15.	Accumulated provision for amortization of electric plant acquisition adjustments (Account 115)					
16.	Total Accumulated Provisions for Depreciation and Amortization of Electric Plant (Lines 10-15, inclusive)	$ 734,137,281	$ 152,220,833	$ 581,916,448		$ 1,446,389,341

(A) Regarding column (e), see page 1 for basis of allocation to Kansas operations.

Supplemental Electric Report of KANSAS CITY POWER AND LIGHT COMPANY Year Ended December 31, 2001

ELECTRIC OPERATING INCOME

Line No.	Account	Total Company		Kansas Operations		All Other Operations	
		Current Year	Increase	Current Year	Increase	Current Year	Increase
	(a)	(b)	(c)	(d)	(e)	(f)	(g)
	UTILITY OPERATING INCOME						
1.	Operating Revenues (400)	$ 967,478,912	$ 15,519,397	$ 399,263,026	$ 17,105,200	$ 568,215,886	$ (1,585,803)
2.	Operating Expenses:						
3.	Operating Expenses (401)	426,877,208	(47,506,962)	160,888,312	(19,140,481)	265,988,895	(28,366,482)
4.	Maintenance Expenses (402)	74,855,118	391,203	28,212,595	(46,460)	46,642,524	437,664
5.	Depreciation Expenses (403)	124,159,524	9,324,637	49,353,410	3,706,543	74,806,114	5,618,094
6.	Amort. & Depl. of Utility Plant (404*-405)	11,918,182	2,640,596	4,737,477	1,049,637	7,180,705	1,590,959
7.	Amort. Utility Plant Acq. Adj. (406)	-	-	-	-	-	-
8.	Amort. of Property Losses (407)*	194,085	-	-	-	194,085	-
9.	Amort. of Conversion Expenses (407.2)*	-	-	-	-	-	-
10.	Taxes Other Than Income Taxes (408.1)	92,275,894	146,506	20,286,118	516,251	71,989,777	(369,744)
11.	Income Taxes - Federal (409.1)	38,093,305	(626,327)	21,808,417	78,959	16,284,888	(705,286)
12.	- Other (409.1)	7,141,580	522,075	4,088,555	373,689	3,053,025	148,386
13.	Provision for Deferred Inc. Taxes (410.1)	21,851,036	12,547,249	12,509,718	7,288,433	9,341,318	5,258,816
14.	Inc Taxes Def. in Prior Yrs. - Cr.	(5,935,470)	(2,350,551)	(3,398,057)	(1,386,200)	(2,537,413)	(964,351)
15.	(411.1) Investment Tax Credit Adj. - Net	(4,189,404)	7,222	(2,398,434)	(43,287)	(1,790,970)	50,509
16.	(411.4)	-	-	-	-	-	-
17.	Gains fr. Disp. of Utility Plant (411.6)	-	(53,622)	-	(21,315)	-	(32,307)
18.	Losses fr. Disp. of Utility Plant (411.7)	142,362	(44,418)	57,304	(16,941)	85,058	(27,477)
19.	Total Utility Operating Expenses	787,383,420	(25,002,392)	296,145,414	(7,641,173)	491,238,006	(17,361,219)
20.	Net Utility Operating Income (carry forward to Page 117, line 21)	$ 180,095,492	$ 40,521,789	$ 103,117,612	$ 24,746,373	$ 76,977,880	$ 15,775,416

FOOTNOTES:

ELECTRIC OPERATING REVENUE (Account 400) KANSAS ONLY

1. Report below the amount of operating revenue for the year for each prescribed account and the amount of increase or decrease over the preceding year.
2. If increases and decreases are not derived from previously reported figures explain any inconsistencies.
3. Number of customers should be reported on the basis of number meters, plus number of flat rate accounts, except that were separate meter readings are added for billing purposes, one customer shall be counted for each group of meters so added. The average number of customers means the average of the 12 figures at the close of each month. If the customer count in the residential service classification includes customers counted more than once because of special service, such as water heating etc., indicate in a footnote the number of such duplicate customers included in the classification.
4. Unmetered sales should be included below. The details of such sales should be given in a footnote.
5. Classification of Commercial and Industrial Sales, Account 442, according to Small (or Commercial) and Large (for industrial) may be according to the basis of classification regularly used by the respondent if such basis of classification is not greater generally than 1000 Kw of demand. See Account 442 of the Uniform System of Accounts. Explain basis of classification.

			OPERATING REVENUE		KILOWATT - HOURS SOLD		AVERAGE NUMBER OF CUSTOMERS PER	
Line No.	Account Number	Account (a)	Amount for Year (b)	Increase or Decrease from Preceding Year (c)	Amount for Year (d)	Increase or Decrease from Preceding Year (e)	Number for Year (f)	Increase or Decrease from Preceding Year (g)
		SALES OF ELECTRICITY						
1	440	Residential sales	$ 172,760,158	$ 230,697	2,407,706,418	31,424,011	186,531	5,554
2	442	Commercial and industrial sales						
3		Small (or commercial) see instr. 5	164,296,114	4,135,418	2,733,277,892	146,442,359	23,085	747
4		Large (or industrial) see instr. 5	21,485,483	(1,016,793)	392,195,465	(21,739,896)	1,118	12
5	444	Public street and highway lighting	4,616,431	(62,535)	19,051,303	(1,767,952)	60	(2)
6	445	Other sales to public authorities	-	-	-	-	-	-
7	446	Sales to railroads and railways	-	-	-	-	-	-
8	448	Interdepartmental sales	-	-	-	-	-	-
9		Total sales of ultimate consumers	363,158,186	3,286,787	5,552,231,078	154,358,522	210,794	6,311
10	447	Sales for resale	30,783,511	13,418,139	1,368,561,069	699,154,691	21	(3)
11		Total sales of electricity	393,941,697	16,704,926	6,920,792,147	853,513,213	210,815	6,308
		Other Operating Revenues						
12	450	Forfeited discounts	1,224,727	238,237				
13	451	Miscellaneous service revenues	348,549	67,942				
14	453	Sales of water and water power	-	-				
15	454	Rent from electric property	27,227	(249,551)				
16	455	Interdepartmental rents	-	-				
17	456	Other electric revenues	3,720,826	343,645				
18								
19								
20								
24		Total other operating revenues	5,321,329	400,273				
25		Total electric operating revenues	$ 399,263,026	$ 17,105,199				

(See page 108 Important Changes During the Year, for important new territory added and important rate increases or decreases)

SALES OF ELECTRICITY BY RATE SCHEDULES - KANSAS OPERATIONS ONLY

1. Report below for each Kansas rate schedule in effect during the year the data as called for in the several columns unless such data will be a duplication of information shown on page 304 of the regular report (in which case, merely make reference below to page 304 of the regular report.)
2. Provide a sub-heading and total for each operating revenue account in the sequence followed on page 8 of this supplement. If the sales under any rate schedule are classified in more than one revenue account list the rate schedule and sales data under each applicable revenue account subheading.
3. Instructions 3, 4, and 5, of the schedule on page 304 of the regular report are also to be followed in preparation of the information below.

Line No.	Number and Title of Rate Schedule (a)	Kwh Sold (b)	Revenue (c)	Average Number of Customers (d)	Kwh of Sales Per Cust. (e)	Revenue per Kwh Sold (f)
1						
2	Information requested for page 12, Sales of Electricity by Kansas Rates, is not available.					
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40						
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42						
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44						

Supplemental Electric Report of Kansas City Power & Light Company Year Ended December 31, 2001

SALES OF ELECTRICITY BY KANSAS COMMUNITIES(Page 1 of 2)

1. A similar schedule in the regular report calls for sales of electricity by communities of 10,000 population or more by separate states. In the schedule below such information for the State of Kansas is to be listed for all communities served.
2. "Communities" mean: "Cities, towns, villages and cross-road communities served on other than standard rural rates".

Line No.	Community (a)	RESIDENTIAL SALES (Account 440) Operating Revenue (b)	Kilowatt hours sold (c)	Av. No. of Cust. per Month (d)	COMMERCIAL AND INDUSTRIAL SALES (Account 442) Operating Revenues (e)	Kilowatt hours sold (f)	Av. No. of Cust. per Month (g)
1							
2							
3	Information requested for page 13, Sales of Electricity by Kansas Communities, is not available.						
4							
5							
6							
7							
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9							
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12							
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SALES OF ELECTRICITY BY KANSAS COMMUNITIES (Page 2 of 2)

3. If sales by all Kansas communities are set forth fully in the regular report, the following schedule need not be prepared. In such case, merely make reference to the page in the regular report where sales by Kansas communities may be found.
4. The information below should be on the same basis as provided in the schedule on page 8 of this supplement except cents may be omitted in reporting revenues and the totals for the various accounts should agree with the accounts for those amounts shown on page 8.

PUBLIC STREET AND HIGHWAY LIGHTING (Account 444)			OTHER SALES TO PUBLIC AUTHORITIES (Account 445)			TOTAL			
Operating Revenues (h)	Kilowatt hours sold (i)	Av. No. Cust. Per Month (j)	Operating Revenues (k)	Kilowatt hours sold (l)	Av. No. Cust. Per Month (m)	Operating Revenues (n)	Kilowatt hours sold (o)	Av. No. of Cust. Per Month (p)	Line No.
									1
Information requested for page 14, Sales of Electricity by Kansas Communities, is not available.									2
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ELECTRIC EXPENSES APPLICABLE TO KANSAS OPERATIONS

1. This table should be submitted with amounts to the nearest dollar (cents omitted).
2. Reference numbers to be shown in column (g) refer to bases of allocation on page 1.
3. If more than one basis was used in determination of any classification of expenses below, the detail thereof may be submitted on a separate schedule.

Line No.	Expense Classification and Account Numbers	Total Company	DISTRIBUTION OF EXPENSE TO KANSAS AND OTHER STATES					
			Amounts Assigned Direct		Balance to be Allocated, Col. (b) less cols. (c) & (d)	Allocation to Kansas		Total Kansas Exp., Col. (c) plus col. (f)
			Kansas Only	Other States		Amount	Ref. No.	
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
	OPERATION EXPENSES						37.68960%	
1.	Power Production Expenses							
	(a) Steam operation expenses (500-507)	$ 140,870,057			$ 140,870,057	$ 53,093,361		$ 53,093,361
	(b) Nuclear operation expenses (517-525)	55,603,729			55,603,729	20,956,823		20,956,823
	(c) Hydraulic operation expenses (535-540)	-			-	-		-
	(d) Other operation expenses (546-550)	28,681,003			28,681,003	10,809,755		10,809,755
	(e) Purchased power (555)	65,173,244			65,173,244	24,563,535		24,563,535
	(f) System control and load dispatching (556)	1,487,484			1,487,484	560,627		560,627
	(g) Other expenses (557)	12,256,555			12,256,555	4,619,446		4,619,446
	(h) Total power production operation expenses	304,072,072			304,072,072	114,603,548		114,603,548
2.	Transmission operation expenses (560-567)	9,488,852			9,488,852	3,576,310		3,576,310
3.	Distribution operating expenses (580-589)	25,773,301			25,773,301	9,713,854		9,713,854
4.	Customer accounts expense (901-909)	19,827,960			19,827,960	7,473,079		7,473,079
5.	Sales expenses (911-916)	2,402,310			2,402,310	905,421		905,421
6.	Administrative and Gen. operation exps. (920-933)	65,312,714			65,312,714	24,616,100		24,616,100
7.	Total Operation Expenses (Lines 1-6 inclusive)	426,877,208			426,877,208	160,888,312	1	160,888,312
	MAINTENANCE EXPENSES							
8.	Power Production Expenses							
	(a) Steam maintenance expenses (510-514)	30,614,488			30,614,488	11,538,478		11,538,478
	(b) Nuclear maintenance expenses (528-532)	16,320,703			16,320,703	6,151,208		6,151,208
	(c) Hydraulic maintenance expenses (541-545)	-			-	-		-
	(d) Other power maintenance expenses (551-554)	564,115			564,115	212,613		212,613
	(e) Total power production maint. expenses	47,499,306			47,499,306	17,902,298		17,902,298
9.	Transmission maintenance expenses (568-573)	1,810,195			1,810,195	682,255		682,255
10.	Distribution maintenance expenses (590-598)	21,897,803			21,897,803	8,253,195		8,253,195
11.	Maintenance of general plant (935)	3,647,814			3,647,814	1,374,847		1,374,847
12.	Total Maintenance Expenses (Lines 8-11 inclusive)	$ 74,855,118			$ 74,855,118	28,212,595	1	$ 28,212,595

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 703, 704, 705) Kansas Only

1. This table should be submitted with amounts to the nearest dollar (cents omitted).
2. Amounts shown hereunder shall be as of the year end. Show in column (e) references to allocation basis set forth on page 1 of this Supplemental Report.

Line No.	ITEM	Total Company	Applicable to Kansas: Assigned Direct	Applicable to Kansas: Allocated Amount	Allocated Ref. No.	Common to Kansas and Other States
	(a)	(b)	(c)	(d)	(e)	(f)
	DEPRECIATION EXPENSE (703)				39.75%	
	BY FUNCTIONAL CLASSIFICATION					
1	Steam production plant	$ 33,174,311		$ 13,186,789		$ 33,174,311
2	Nuclear production plant	41,102,526		$ 16,338,254		41,102,526
3	Hydraulic production plant	-		$ -		-
4	Other production plant (Combustion Turbine)	4,222,771		$ 1,678,551		4,222,771
5	Transmission plant	6,633,859		$ 2,636,959		6,633,859
6	Distribution plant	31,604,280		$ 12,562,700		31,604,280
7	General plant	7,421,777		$ 2,950,156		7,421,777
8	Total Depreciation Expenses (703)	124,159,525		49,353,410	1	124,159,525
	AMORTIZATION EXPENSES (704 and 705)					
9	Amortization of limited-term electric plant (704)	249,428		99,148		249,428
10	Amortization of other electric plant (705)	11,668,754		4,638,330		11,668,754
11	Total Amortization Expenses (Accounts 704 and 705)	$ 11,918,182		$ 4,737,477	1	$ 11,918,182

Remarks:

TAXES CHARGED - KANSAS OPERATIONS ONLY - (Account 408-411 inclusive)

1. This table should be submitted with amounts to the nearest dollar (cents omitted).
2. Figures herein should represent the portion applicable to Kansas of all taxes for the calendar year, by classes, which are charged to Account 408-411 inclusive, "Taxes".
3. In column (a), be specific and thorough in describing all classes of taxes.
4. Provide subheading for the various accounts.
5. If any class of taxes is allocated on a basis other than any shown on page 1, explain fully, properly referenced, either in a footnote or an insert.

Line No.	Class of Tax (a)	Applicable to Kansas Operations (Elec.) Assigned Direct (b)	Allocated Amount (c)	Allocated Ref. No. (d)	Total Common to Kansas and Other States (e)
1	(408.1) General Taxes				
2	Federal				
3	Unemployment		$ 856,158		$ 2,271,604
4	FICA		3,118,842		8,275,072
5	Other		6,971		18,495
6					
7	State				
8	Property		201,612		500,873
9	Franchise		110,679		274,964
10	Unemployment		958		2,541
11					
12	Local				
13	Property		15,990,401		39,725,533
14	Gross Receipts		-		40,622,432
15	Occupational		497		1,317
16	Earnings		-		583,062
17	Total General Taxes		20,286,118		92,275,893
18					
19	(409.1) Income Taxes				
20	Federal		21,808,417		38,093,305
21	State		4,088,555		7,141,580
22	Total		25,896,972		45,234,885
23					
24	(410.1) Provision for Deferred Income Tax				
25	Federal		10,553,070		18,433,311
26	State		1,956,648		3,417,725
27	Total		12,509,718		21,851,036
28					
29	(411.1) Income Deferred in Prior Years -				
30	Federal		(2,866,566)		(5,007,101)
31	State		(531,491)		(928,369)
32	Total		(3,398,057)		(5,935,470)
33					
34	(411.1) Investment Tax Credit - Electric				
35	Provision of Investment Tax Credit				
36	Amortization of Investment Tax Credit		(2,398,434)		(4,189,404)
37	Total		(2,398,434)		(4,189,404)
38					
39	Total Taxes		$ 52,896,317	(1)	$ 149,236,940
40					
41	(1) The tax totals do not include miscellaneous non-operating taxes which are reported in Accounts 408.2, 409.2, 410.2, and 411.2 or gain on disposition of allowances which is reported in Account 411.7.				
42					
43					

FRANCHISE REQUIREMENTS (Account 927) (Electric) - Kansas Only

1. Report below all cash payments, made to municipal or other governmental authorities and the cost of electricity, materials and other items furnished such authorities during the year without reimbursement in compliance with franchise, ordinance or similar requirements, providing all such payments, etc. have not been reported separately in a similar schedule of the regular report.
2. Give the basis of amounts entered in column (c) and (d) for electricity supplied without charge.

Line No.	Name of Municipality or Other Governmental Authority (a)	Cash Overlays (b)	Electricity Supplied without Charge Kwh (c)	Electricity Supplied without Charge Amount (d)	Other Items Furnished without Charge (e)	Total (f)
1	NA	$ -		$ -	$ -	$ -
2						
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30	TOTAL					

MONTHLY ELECTRIC PLANT INVESTMENT DATA

1. This table may be submitted to the nearest dollar, if desired.
2. When plant represented by construction work orders has been placed into service and the aggregate costs thereof have been substantially determined, but the amounts applicable to primary plant accounts can not be promptly ascertained, it is preferable for reporting purposes below to show the balance of such work orders in Account 106 - Completed Construction - Not Classified (rather than in Account 107 - Construction Work in Progress).
3. The average for the year for each column should be computed as follows: Multiply by 2 the sum of the amounts shown in Lines 2 to 12, inclusive. To this product add the amounts shown in lines 1 and 13. Then divide such total by 24. The result is the average of the monthly averages.

		Construction Work in Progress (Account 107)		Electric Plant in Service			Accum. Provision for Depreciation of Electric Plant in Service (Account 108)	
				Located in Kansas				
Line No.	Account Balance Month Ending	Located in Kansas	Total Company	Completed Construction Not Classified (Account 106)	Plant in Service - Classified (Account 101)	Total Company (Accounts 101 & 106)	Located in Kansas	Total Company
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
1.	Previous Year: December 31	$ 19,910,041	$ 309,629,141		$ 2,306,127,291	$ 3,824,881,382	$ 918,524,058	$ 1,616,874,463
2.	Current Year: January 31	-	329,701,524		-	3,827,834,833	-	1,625,542,339
3.	February 28	-	348,359,959		-	3,831,730,965	-	1,649,338,077
4.	March 31	-	371,679,122		-	3,839,646,708	-	1,658,237,398
5.	April 30	-	369,992,407		-	3,843,871,899	-	1,667,460,748
6.	May 31	-	362,009,049		-	3,866,064,293	-	1,678,787,026
7.	June 30	-	85,813,897		-	4,165,327,513	-	1,695,538,821
8.	July 31	-	90,394,103		-	4,170,995,292	-	1,705,099,946
9.	August 31	-	90,686,372		-	4,180,437,416	-	1,713,901,725
10.	September 30	-	92,359,614		-	4,189,701,883	-	1,723,403,381
11.	October 31	-	94,874,953		-	4,238,413,858	-	1,731,460,393
12.	November 30	-	95,684,970		-	4,249,812,671	-	1,740,687,623
13.	December 31	14,647,280	51,264,912		2,364,091,964	4,324,791,535	982,040,005	1,753,362,231
14.	Average for Year	$ 17,278,661	180,447,027		$ 2,335,109,628	$ 4,039,889,482	$ 950,282,032	$ 1,689,547,985

NOTE: KCPL no longer maintains monthly CWIP records by state.

NOTE: Monthly plant in service balance and accum. Provision for depreciation by state is currently not available.

ELECTRIC DISTRIBUTION METERS AND LINE TRANSFORMERS - Kansas Only

Table 1

1. Report below the information called for concerning distribution watt-hours meters and line transformers.
2. Watt-hour demand distribution meters should be included below but external demand meters should not be included.
3. Show in a footnote the number of distribution watt-hour meters or line transformers held by the respondent under less from others, jointly owned with others, or held. otherwise than be reason of sole ownership by the respondent. If 500 or more meters or line transformers are held under a lease, give name of lessor, date and period of lease, and annual rent. If 500 or more meters or line transformers are held other than be reason of sole ownership or lease, give name of co-owner or other party, explain basis of accounting for expenses between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Line No.	Item (a)	Number of watt-hour meter (b)	LINE TRANSFORMERS Number (c)	LINE TRANSFORMERS Total Capacity (kva) (d)
1	Number at beginning of year	223,330	45,721	2,782,854
2	Additions during year:			
3	Purchases	7,285	1,684	83,773
4	Associated with utility plant acquired			
5	Total additions	7,285	1,684	83,773
6	Reductions during year:			
7	Retirements	1,805	-	-
8	Associated with utility plant sold			
9	Total reductions	1,805	-	-
10	Number at end of year	228,810	47,405	2,866,627
11	In stock	566	16	2,324
12	Locked meters on customers' premises	1,220		
13	Inactive transformers on system			
14	In customers' use	230,615	47,389	2,864,303
15	In company's use	19		
16	Total end of year (as above)	232,420	47,405	2,866,627

Footnotes:

Table 2

TESTING OF DISTRIBUTION METERS

KANSAS ONLY

1. Number of distribution meters tested during year 18,737
2. Number thereof which tested more than 2% slow 150
3. Number thereof which tested more than 2% fast 118
4. Explain test schedules:

All watt-hour meters are sample tested per guidelines on file per the Missouri Public Service Commission.

Instructions for Employee Payroll Data

(1) In Column (b) report the total number of employees as of December 31 by position that is described in Column (a).

(2) Concerning the annual salary information in Columns (c), (d) and (e), in Column (c) report the annual salary range in dollars for the lowest one-third of the respective position's pay range. In Column (d) report the annual salary range in dollars for the middle one third of respective position's pay range. In Column (e) report the annual salary range in dollars for the highest one-third of the respective position's pay range. As an example, if the utility has six laborers on a scale, ranging in pay from $15,000 - $24,000, show $15,000 - $18,000 in Column (c). Show $18,001 - 21,000 in Column (d); show $21,001 - $24,000 in Column (e).

(3) Concerning the number of employees information in Columns (f), (g) and (h), in Column (f) report the total number of employees whose annual salary is represented in Column (c). In Column (g) report the total number of employees whose annual salary is represented in Column (d) . In Column (h) report the total number of employees whose annual salary is represented in Column (e).

(4) Concerning the total payroll for the year in Column (i), report the total dollars paid for each position. When this column is totaled, it should agree with total salaries and wages reported on the table entitled "Distribution of Salaries and Wages."

(5) Show temporary employees separately from regular employees. A temporary employee is one employed for a short duration or for construction or other special work where employment will terminate upon completion thereof.

(6) The position descriptions in Column (a) are for illustrative purposes. If an employee does not fit any of descriptions, then include an appropriate description at the bottom of the schedule for such employee.

CLEAN AIR ACT AMENDMENTS OF 1990

	Number	Price	Amount
Allowances purchased during the year	0		0
Allowances sold during the year	0		0

	Year (s)
For allowances purchased, state year or years to which purchases pertain	
For allowances sold, state year or years of which sales pertain	

VERIFICATION

The foregoing report must be the oath of the President or chief officer of the company. The oath required may be taken before any person authorized to administer an oath by the laws of the State in which the same is taken.

OATH

State of Missouri)
) SS:
County of Jackson)

Neil Roadman makes oath and says that

(Insert here the name of the affiant)

he is Controller

(Insert here the official title of the affiant)

of Kansas City Power & Light Company

(Insert here the exact legal or name or respondent)

That he has examined the foregoing report; that to the best of his knowledge, information, and belief, all statements of fact contained in the said report are true and the said report is a correct statement of the business and affairs of the above-named respondent in respect to each and every matter set forth therein during the period from the including:

January 1, 2001, to and including December 31, 2001

Neil Roadman

(Signature of affiant)

Subscribed an sworn to before me, a Notary in Missouri, County of Clay

in and for the State and county above named, this 30th

day of April 2002

My commission expires June 12 2004

VICKIE L. FLORES
Notary Public – State of Missouri
County of Clay
My Commission Expires Jun 12, 2004

Vickie L. Flores

(Signature of officer authorized to administer oaths)

Exhibit E-4
Great Plains Energy Incorporated
Amendment No. 1 to Form U5S Annual
Report for the Year Ended December 31,
2001

ELECTRIC UTILITY

ANNUAL REPORT

OF

WOLF CREEK NUCLEAR OPERATING CORPORATION

(EXACT LEGAL NAME OF RESPONDENT)
IF NAME WAS CHANGED DURING YEAR, SHOW ALSO THE PREVIOUS NAME AND DATE OF CHANGE.

P.O. BOX 411, BURLINGTON, KANSAS 66839

(ADDRESS OF PRINCIPAL BUSINESS OFFICE AT END OF YEAR)

TO THE

STATE of KANSAS

State Corporation Commission

FOR THE

YEAR ENDING DECEMBER 31, 2001

FERC FORM NO 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

IDENTIFICATION		
01 Exact Legal Name of Respondent Wolf Creek Nuclear Operating Corporation		02 Year of Report Dec. 31, 2001
03 Previous Name and Date of Change	*(If name changed during year)*	
04 Address of Principal Office at End of Year P.O. Box 411, Burlington, Kansas 66839	*(Street, City, State, Zip Code)*	
05 Name of Contact Person Mark S. Larson		06 Title of Contact Person Controller/Treasurer
07 Address of Contact Person P.O. Box 411, Burlington, Kansas 66839	*(Street, City, State, Zip Code)*	
08 Telephone of Contact Person *(Including Area Code)* (620) 364-8831, ext 4004	09 This Report Is (1) [X] An Original (2) [ ] A Resubmission	10 Date of Report *(Mo, Da, Yr)* Apr. 26, 2002

ATTESTATION		
The undersigned officer certifies that he/she has examined the accompanying report; that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.		
01 Name Mark S. Larson	03 Signature Mark S. Larson	04 Date Signed *(Mo, Da, Yr)* 4/26/02
02 Title Controller/Treasurer		

Title 18, U.S.C. 1001, makes it a crime for any person knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.

LIST OF SCHEDULES (Electric Utility)

Enter in column (d) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages.

Omit pages where the responses are "none," "not applicable," or "NA."

Title of Schedule (a)	Reference Page No. (b)	Date Revised (c)	Remarks (d)
GENERAL CORPORATE INFORMATION AND FINANCIAL STATEMENTS			
General Information	101	Ed. 12-87	
Control Over Respondent	102	Ed. 12-96	
Corporations Controlled by Respondent	103	Ed. 12-96	N/A
Officers	104	Ed. 12-96	
Directors	105	Ed. 12-95	
Security Holders and Voting Powers	106-107	Ed. 12-96	
Important Changes During the Year	108-109	Ed. 12-96	
Comparative Balance Sheet	110-113	Ed. 12-94	
Statement of Income for the Year	114-117	Ed. 12-96	
Statement of Retained Earnings for the Year	118-119	Ed. 12-96	N/A
Statement of Cash Flows	120-121	Ed. 12-96	N/A
Notes to Financial Statements	122-123	Ed. 12-96	
BALANCE SHEET SUPPORTING SCHEDULES (Assets and Other Debits)			
Summary of Utility Plant and Accumulated Provisions for Depreciation, Amortization, and Depletion	200-201	Ed. 12-89	
Nuclear Fuel Materials	202-203	Ed. 12-89	
Electric Plant in Service	204-207	Rev. 12-95	
Electric Plant Leased to Others	213	Rev. 12-95	N/A
Electric Plant Held for Future Use	214	Ed. 12-89	
Construction Work in Progress-Electric	216	Ed. 12-87	
Construction Overheads-Electric	217	Ed. 12-89	
General Description of Construction Overhead Procedure	218	Ed. 12-88	
Accumulated Provision for Depreciation of Electric Utility Plant	219	Ed. 12-88	
Nonutility Property	221	Rev. 12-95	N/A
Investment in Subsidiary Companies	224-225	Ed. 12-89	N/A
Materials and Supplies	227	Ed. 12-96	
Allowances	228-229	Ed. 12-95	N/A
Extraordinary Property Losses	230	Ed. 12-93	N/A
Unrecovered Plant and Regulatory Study Costs	230	Ed. 12-93	N/A
Other Regulatory Assets	232	Ed. 12-95	
Miscellaneous Deferred Debits	233	Ed. 12-94	
Accumulated Deferred Income Taxes (Account 190)	234	Ed. 12-88	N/A

Name of Respondent Wolf Creek Nuclear Operating Corporation	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report *(Mo, Da, Yr)* Mar. 12, 2002	Year of Report Dec. 31, 2001

LIST OF SCHEDULES (Electric Utility) (Continued)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Wolf Creek Nuclear Operating Corporation	(1) [X] An Original (2) [ ] A Resubmission	Mar. 12, 2002	Dec. 31, 2001

LIST OF SCHEDULES (Electric Utility) (Continued)

Title of Schedule (a)	Reference Page No. (b)	Date Revised (c)	Remarks (d)
ELECTRIC PLANT STATISTICAL DATA (Continued)			
Transmission Line Statistics	422-423	Ed. 12-87	N/A
Transmission Lines Added During Year	424-425	Ed. 12-86	N/A
Substations	426-427	Ed. 12-96	N/A
Electric Distribution Meters and Line Transformers	429	Ed. 12-88	N/A
Environmental Protection Facilities	430	Ed. 12-88	
Environmental Protection Expenses	431	Ed. 12-88	
Footnote Data	450	Ed. 12-87	N/A
Stockholders' Reports Check appropriate box:			
[ ] Four copies will be submitted			
[X] No annual report to stockholders is prepared			

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

M. S. Larson, Controller-Treasurer
P.O. Box 411
Burlington, Kansas 66839

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

Incorporated in Delaware, April 14, 1986

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.□

Not Applicable

4. State the classes of utility and other services furnished by respondent during the year in each State in which the respondent operated.

Generation of electricity from nuclear energy.

All operations wholly in Kansas.

5. Have you engaged as the principal accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?□

(1) YES ...Enter the date when such independent accountant was initially engaged:

(2) NO N/A

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or combination of such organizations jointly held control over the respondent at end of year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiaries for whom trust was maintained, and purpose of the trust.

Wolf Creek Nuclear Operating Corporation is a wholly owned subsidiary of the following:

Kansas Gas and Electric Company a wholly-owned subsidiary of Western Resources, Inc.	47%	owner
Kansas City Power & Light Company	47%	owner
Kansas Electric Power Cooperative, Inc.	6%	owner

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(Next page is 104)

OFFICERS

1. Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policymaking functions.

2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1			
2	President / Chief Executive Officer	O. L. Maynard	x
3	Vice President Operations Support	C. C. Warren (1)	x
4	Vice President Technical Services	R. A. Muench	x
6	Controller / Treasurer	M. S. Larson	x
7	General Counsel / Secretary	W. B. Wood	x
8	Vice President Plant Operations	B. T. McKinney	x
9			
10			
11			
12			
13			
14			
15			
16	(1) Effective May 30 2001, C.C. Warren resigned as Vice President Operations Support. This position was eliminated.		
17			
18			
19			
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21			
22			
23			
24			
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27			
28			
29			
30			
31			
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35			
36			
37			
38			
39			
40			
41			
42			
43			
44			

Wolf Creek Nuclear Operating Corporation	An Original	Dec. 31, 2001

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a) abbreviated titles of the directors who are officers of the respondent.

2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1		
2		
3	M. Jackson (1)	Kansas City, Missouri
4	S. E. Parr	Topeka, Kansas
5	O. L. Maynard (President & CEO) (2)	Burlington, Kansas
6	D. C. Wittig	Topeka, Kansas
7	B. J. Beaudoin (1)	Kansas City, Missouri
8		
9		
10		
11	(1) Effective May 2, 2001, B.J. Beaudoin replaced M. Jackson.	
12	(2) O. Maynard served as chairman from January 1, 2001 through December 31, 2001.	
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
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48		

SECURITY HOLDERS AND VOTING POWERS

1. Give the names and addresses of the 10 security holders of the respondent who, at the date of the latest closing of the stock book or compilation of list of stockholders of the respondent, prior to the end of the year, had the highest voting powers in the respondent, and state the number of votes which each would have had the right to cast on that date if a meeting were then in order. If any such holder held in trust, give in a footnote the known particulars of the trust (whether voting trust, etc.), duration of trust, and principal holders of beneficiary interests in the trust. If the stock book was not closed or a list of stockholders was not compiled within one year prior to the end of the year, or if since the previous compilation of a list of stockholders, some other class of security has become vested with voting rights, then show such 10 security holder as of the close of the year. Arrange the names of the security holders in the order of voting power, commencing with the highest. Show in column (a) the titles of officers and directors included in such list of 10 security holders.

2. If any security other than stock carries voting rights, explain in a footnote the circumstances whereby such security became vested with voting rights and give other important particulars (details) concerning the voting rights of such security. State whether voting rights are actual or contingent; if contingent, describe the contingency.

3. If any class or issue of security has any special privileges in the election of directors, trustees or managers, or in the determination of corporate action by any method, explain briefly in a footnote.

4. Furnish particulars (details) concerning any options, warrants, or rights outstanding at the end of the year for others to purchase securities of the respondent or any securities or other assets owned by the respondent, including prices, expiration dates, and other material information relating to exercise of the options, warrants, or rights. Specify the amount of such securities or assets so entitled to be purchased by any officer, director, associated company, or any of the ten largest security holders. This instruction is inapplicable to convertible securities or to any securities substantially all of which are outstanding in the hands of the general public where the options, warrants, or rights were issued on a prorata basis.

1. Give date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to the end of year for election of directors of the respondent and number of such votes cast by proxy	and place of such meeting:
N/A	Total: N/A By proxy:	N/A

Line No.	Name (Title) and Address of Security Holder (a)	VOTING SECURITIES Number of votes as of (date): December 31, 2001 Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
4	TOTAL votes of all voting securities	100	100	None	None
5	TOTAL number of security holders	3	3		
6	TOTAL votes of security holders listed below	100	100		
7	1) Kansas Gas and Electric Company	47	47		
8	120 E. 1st				
9	Wichita, KS 67201				
10					
11	2) Kansas City Power & Light Company	47	47		
12	1201 Walnut				
13	Kansas City, MO 64106-2124				
14					
15	3) Kansas Electric Power Cooperative, Inc.	6	6		
16	600 S.W. Corporate View				
17	Topeka, KS 66615				
18					

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(Next page is 108)

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none", "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefor and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.

2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.

3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.

4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other conditions. State name of Commission authorizing lease and give reference to such authorization.

5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements etc.

6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.

7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.

8. State the estimated annual effect and nature of any important wage scale changes during the year.

9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.

10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.

11. (Reserved).

12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by instructions 1 to 11 above, such notes may be included on this page.

1 - 7	Not Applicable
8	The estimated annual effect of 2001 wage increases was $1.8 million.
9	As of December 31, 2001, there were no materially important legal proceedings pending.
10 - 12	Not Applicable

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(Next page is 110)

Wolf Creek Nuclear Operating Corporation		An Original		Dec. 31, 2001
	COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)			
Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	UTILITY PLANT			
2	Utility Plant (101-106, 114)	200-201	$3,084,000,219	$3,089,016,519
3	Construction Work in Progress (107)	200-201	5,964,446	10,529,270
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		3,089,964,665	3,099,545,789
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	1,100,375,889	1,184,173,892
6	Net Utility Plant (Enter Total of line 4 less 5)	-	1,989,588,776	1,915,371,897
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	298,206,776	340,688,271
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	232,590,371	268,768,230
9	Net Nuclear Fuel (Enter Total of line 7 less 8)	-	65,616,405	71,920,041
10	Net Utility Plant (Enter Total of lines 6 and 9)	-	2,055,205,181	1,987,291,938
10a	Utility Plant Transferred to Owners (100.0)	-	(2,055,205,181)	(1,987,291,938)
10b	Net Utility Plant	-	0	0
11	Utility Plant Adjustments (116)	122	N/A	N/A
12	Gas Stored Underground-Noncurrent (117)	-	N/A	N/A
13	OTHER PROPERTY AND INVESTMENTS			
14	Nonutility Property (121)	221	N/A	N/A
15	(Less) Accum. Prov. for Depr. and Amort. (122)	-	N/A	N/A
16	Investments in Associated Companies (123)	-	N/A	N/A
17	Investment in Subsidiary Companies (123.1)	224-225	N/A	N/A
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)	-		
19	Noncurrent Portion of Allowances	228-229	N/A	N/A
20	Other Investments (124)		3	3
21	Special Funds (125-128)	-	25,321,484	25,321,484
22	TOTAL Other Property and Invest (Total of lines 14 thru 17,19-21)		25,321,487	25,321,487
22a	Other Property and Investments Transferred (100.3)		(25,321,487)	(25,321,487)
22b	Net Other Property and Investments		0	0
23	CURRENT AND ACCRUED ASSETS			
24	Cash (131)	-	(2,440,498)	(493,683)
25	Special Deposits (132-134)	-	0	0
26	Working Funds (135)	-	3,500	3,500
27	Temporary Cash Investments (136)	-	N/A	N/A
28	Notes Receivable (141)		N/A	N/A
29	Customer Accounts Receivable (142)	-	0	0
30	Other Accounts Receivable (143)	-	457,321	485,576
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)	-	N/A	N/A
32	Notes Receivable from Associated Companies (145)	-	N/A	N/A
33	Accounts Receivable from Assoc. Companies (146)	-	61,567,982	82,048,870
34	Fuel Stock (151)	227	299,250	292,176
35	Fuel Stock Expenses Undistributed (152)	227	N/A	N/A
36	Residuals (Elec) and Extracted Products (153)	227	N/A	N/A
37	Plant Material and Operating Supplies (154)	227	34,773,178	37,650,172
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	N/A	N/A
40	Nuclear Materials Held for Sale (157)	202-203/227	N/A	N/A
41	Allowances (158.1 and 158.2)	228-229	N/A	N/A
42	(Less) Noncurrent Portion of Allowances	-	N/A	N/A
43	Stores Expense Undistributed (163)	227	652,452	737,833
44	Gas Stored Underground - Current (164.1)	-	N/A	N/A
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3	-	N/A	N/A
46	Prepayments (165)	-	2,982,934	3,908,271
47	Advances for Gas (166-167)	-	N/A	N/A
48	Interest and Dividends Receivable (171)	-	0	0

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS) (Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
49	Rents Receivable (172)	-	0	0
50	Accrued Utility Revenues (173)	-	N/A	N/A
51	Miscellaneous Current and Accrued Assets (174)		N/A	N/A
52	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 51)		98,296,119	124,632,715
52a	Current Assets Transferred (100.1)		(39,165,135)	(43,074,028)
52b	Net Current and Accrued Assets		59,130,984	81,558,687
53	DEFERRED DEBITS			
54	Unamortized Debt Expenses (181)	-	N/A	N/A
55	Extraordinary Property Losses (182.1)	230	N/A	N/A
56	Unrecovered Plant and Regulatory Study Costs (182.2)	230	N/A	N/A
57	Other Regulatory Assets (182.3)	232	9,497,455	8,310,441
58	Prelim. Survey and Investigation Charges (Electric) (183)	-	0	0
59	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)	-	0	0
60	Clearing Accounts (184)	-	0	0
61	Temporary Facilities (185)	-	N/A	N/A
62	Miscellaneous Deferred Debits (186)	233	0	0
63	Def. Losses from Disposition of Utility Plt. (187)	-	N/A	N/A
64	Research, Devel. and Demonstration Expend. (188)	352-353	N/A	N/A
65	Unamortized Loss on Reacquired Debt (189)	-	N/A	N/A
66	Accumulated Deferred Income Taxes (190)	234	N/A	N/A
67	Unrecovered Purchased Gas Costs (191)	-	N/A	N/A
68	TOTAL Deferred Debits (Enter Total of lines 54 thru 67)		9,497,455	8,310,441
68a	Deferred Debits Transferred		(9,497,455)	(8,310,441)
68b	Net Deferred Debits		0	0
69	TOTAL Assets and other Debits (Enter Total of lines 10, 11, 12, 22, 52, and 68)		$59,130,984	$81,558,687

	An Original			Dec. 31, 2001
	COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)			
Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	PROPRIETARY CAPITAL			
2	Common Stock Issued (201)	250-251	$100	$100
3	Preferred Stock Issued (204)	250-251	N/A	N/A
4	Capital Stock Subscribed (202, 205)	252	N/A	N/A
5	Stock Liability for Conversion (203, 206)	252	N/A	N/A
6	Premium on Capital Stock (207)	252	N/A	N/A
7	Other Paid-In Capital (208-211)	253	N/A	N/A
8	Installments Received on Capital Stock (212)	252	N/A	N/A
9	(Less) Discount on Capital Stock (213)	254	N/A	N/A
10	(Less) Capital Stock Expense (214)	254	N/A	N/A
11	Retained Earnings (215, 215.1, 216)	118-119	N/A	N/A
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	N/A	N/A
13	(Less) Reacquired Capital Stock (217)	250-251	N/A	N/A
14	TOTAL Proprietary Capital (Enter Total of lines 2 thru 13)	-	100	100
15	LONG-TERM DEBT			
16	Bonds (221)	256-257	N/A	N/A
17	(Less) Reacquired Bonds (222)	256-257	N/A	N/A
18	Advances from Associated Companies (223)	256-257	0	0
19	Other Long-Term Debt (224)	256-257	N/A	N/A
20	Unamortized Premium on Long-Term Debt (225)	-	N/A	N/A
21	(Less) Unamortized Discount on Long-Term Debt-Debit (226)	-	N/A	N/A
22	TOTAL Long-Term Debt (Enter Total of lines 16 thru 21)	-	0	0
23	OTHER NONCURRENT LIABILITIES			
24	Obligations Under Capital Leases - Noncurrent (227)	-	N/A	N/A
25	Accumulated Provision for Property Insurance (228.1)	-	N/A	N/A
26	Accumulated Provision for Injuries and Damages (228.2)	-	130,000	65,000
27	Accumulated Provision for Pensions and Benefits (228.3)	-	7,274,895	7,326,278
28	Accumulated Miscellaneous Operating Provisions (228.4)	-	8,442,182	7,226,470
29	Accumulated Provision for Rate Refunds (229)	-	N/A	N/A
30	TOTAL Other Noncurrent Liabilities (Enter Total of lines 24 thru 29)		15,847,077	14,617,748
30a	Liabilities Transferred (200)		(15,847,077)	(14,617,748)
30b	Net Other Noncurrent Liabilities		0	0
31	CURRENT AND ACCRUED LIABILITIES			
32	Notes Payable (231)	-	N/A	N/A
33	Accounts Payable (232)	-	2,976,995	5,052,324
34	Notes Payable to Associated Companies (233)	-	N/A	N/A
35	Accounts Payable to Associated Companies (234)	-	0	0
36	Customer Deposits (235)	-	N/A	N/A
37	Taxes Accrued (236)	262-263	130,655	388,310
38	Interest Accrued (237)	-	N/A	N/A
39	Dividends Declared (238)	-	N/A	N/A
40	Matured Long-Term Debt (239)	-	N/A	N/A
41	Matured Interest (240)	-	N/A	N/A
42	Tax Collections Payable (241)	-	0	632,566
43	Miscellaneous Current and Accrued Liabilities (242)		23,023,108	41,643,256
44	Obligations Under Capital Leases-Current (243)		N/A	N/A
45	TOTAL Current and Accrued Liabilities (Enter Total of lines 32 thru 44)		26,130,758	47,716,456

An Original				Dec. 31, 2001
	COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS) (Continued)			
Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	DEFERRED CREDITS			
47	Customer Advances for Construction (252)		N/A	N/A
48	Accumulated Deferred Investment Tax Credits (255)	266-267	N/A	N/A
49	Deferred Gains from Disposition of Utility Plant (256)		N/A	N/A
50	Other Deferred Credits (253)	269	33,000,126	33,842,131
51	Other Regulatory Liabilities (254)	278	N/A	N/A
52	Unamortized Gain on Reacquired Debt (257)	-	N/A	N/A
53	Accumulated Deferred Income Taxes (281-283)	272-277	N/A	N/A
54	TOTAL Deferred Credits (Enter Total of lines 47 thru 53)		33,000,126	33,842,131
55				
56				
57				
58				
59				
60				
61				
62				
63				
64				
65				
66				
67				
68	TOTAL Liabilities and Other Credits (Enter Total of lines 14, 22, 30, 45 and 54)		$59,130,984	$81,558,687

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another utility column (i,k,m,o) in a similar manner to a utility department. Spread the amount(s) over lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating Income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 7, 9, and 10 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1, and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of refunds made or received during the year.

Line No.	Account (a)	Ref. Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Expenses Transferred & Misc. Income	300-301	$279,788,036	$293,864,472
3	Operating Expenses			
4	Operation Expenses (401)	320-323	137,288,297	134,339,410
5	Maintenance Expenses (402)	320-323	24,318,119	41,995,348
6	Depreciation Expense (403)	336-337	86,563,020	85,793,147
7	Amort. & Dept. of Utility Plant (404-405)	336-337	3,043,077	2,916,481
8	Amort. of Utility Plant Acq. Adj. (406)	336-337		
9	Amort. of Property Losses, Unrecovered Plant and Regulatory Study Costs (407)			
10	Amort. of Conversion Expenses (407)			
11	Regulatory Debits (407.3)			
12	(Less) Regulatory Credits (407.4)			
13	Taxes Other Than Income Taxes (408.1)	262-263	28,575,523	28,820,086
14	Income Taxes - Federal (409.1)	262-263		
15	- Other (409.1)	262-263		
16	Provision for Deferred Income Taxes (410.1)	234, 272-277		
17	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277		
18	Investment Tax Credit Adj. - Net (411.4)	266		
19	(Less) Gains from Disp. of Utility Plant (411.6)			
20	Losses from Disp. of Utility Plant (411.7)			
21	(Less) Gains from Disposition of Allowances (411.8)			
22	Losses from Disposition of Allowances (411.9)			
23	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 22)		279,788,036	293,864,472
24	Net Utility Operating Income (Enter Total of line 2 less 23) (Carry forward to page 117, line 25)		$0	$0

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.

7. If any notes appearing in the report to stockholders are applicable to this Statement of Income, such notes may be included on pages 122-123.

8. Enter on pages 122-123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.

9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.

10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 23, and report the information in the blank space on pages 122-123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY				
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	Line No.
[redacted]						1
$279,788,036	$293,864,472					2
[redacted]						3
137,288,297	134,339,410					4
24,318,119	41,995,348					5
86,563,020	85,793,147					6
3,043,077	2,916,481					7
						8
						9
						10
						11
						12
28,575,523	28,820,086					13
						14
						15
						16
						17
						18
						19
						20
						21
						22
279,788,036	293,864,472					23
$0	$0					24

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(Next page is 117)

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	Ref. Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
25	Net Utility Operating Income (Carried forward from page 114)	-	$0	$0
26	Other Income and Deductions			
27	Other Income			
28	Nonutility Operating Income			
28a	Nonoperating Expenses Transferred		537,778	636,079
29	Revenues From Merchandising, Jobbing and Contract Work (415)			
30	(Less) Costs and Exp. of Merchandising, Job & Contract Work (416)			
31	Revenues From Nonutility Operations (417)			
32	(Less) Expenses of Nonutility Operations (417.1)			
33	Nonoperating Rental Income (418)			
34	Equity in Earnings of Subsidiary Companies (418.1)	119		
35	Interest and Dividend Income (419)		47,348	76,244
36	Allowance for Other Funds Used During Construction (419.1)		22,599	47,008
37	Miscellaneous Nonoperating Income (421)		0	0
38	Gain on Disposition of Property (421.1)		0	0
39	TOTAL Other Income (Enter Total of lines 28a thru 38)		607,725	759,331
40	Other Income Deductions			
41	Loss on Disposition of Property (421.2)		0	0
42	Miscellaneous Amortization (425)	340		
43	Miscellaneous Income Deductions (426.1-426.5)	340	793,960	672,219
44	TOTAL Other Income Deductions (Total of lines 41 thru 43)		793,960	672,219
45	Taxes Applic. to Other Income and Deductions			
46	Taxes Other Than Income Taxes (408.2)	262-263		
47	Income Taxes - Federal (409.2)	262-263		
48	Income Taxes - Other (409.2)	262-263		
49	Provision for Deferred Inc. Taxes (410.2)	234,272-277		
50	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234,272-277		
51	Investment Tax Credit Adj.- Net (411.5)			
52	(Less) Investment Tax Credits (420)			
53	TOTAL Taxes on Other Income and Deduct. (Enter Total of 46 thru 52)			
54	Net Other Income and Deductions (Enter Total of lines 39, 44, 53)		(186,235)	87,112
55	Interest Charges			
56	Interest on Long-Term Debt (427)			
57	Amortization of Debt Disc. and Expense (428)			
58	Amortization of Loss on Reacquired Debt (428.1)			
59	(Less) Amort. of Premium on Debt - Credit (429)			
60	(Less) Amortization of Gain on Reacquired Debt - Credit (429.1)			
61	Interest on Debt to Assoc. Companies (430)	340		
62	Other Interest Expense (431)	340	360,947	374,738
63	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)		547,182	287,626
64	Net Interest Charges (Total of lines 56 thru 63)		(186,235)	87,112
65	Income Before Extraordinary Items (Enter Total of lines 25, 54 and 64)		0	0
66	Extraordinary Items			
67	Extraordinary Income (434)			
68	(Less) Extraordinary Deductions (435)			
69	Net Extraordinary Items (Enter Total of line 67 less line 68)			
70	Income Taxes - Federal and Other (409.3)	262-263		
71	Extraordinary Items After Taxes (Enter Total of line 69 less line 70)			
72	Net Income (Enter Total of lines 65 and 71)		$0	$0

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.

2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.

3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Commission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.

4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.

5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.

6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

History of Company:

Wolf Creek Nuclear Operating Corporation (WCNOC) is a jointly owned corporation formed by its Owners: Kansas Gas and Electric Company (KGE), a wholly-owned subsidiary of Western Resources, Inc., Kansas City Power & Light Company (KCPL), and Kansas Electric Power Cooperative, Inc. (KEPCo). Its purpose is to act as an agent on behalf of its Owners to operate, maintain, repair, decontaminate, and decommission the Wolf Creek Generating Station (WCGS) located near Burlington, Kansas.

The formation of WCNOC has not changed the ownership or ultimate responsibility for the costs of WCGS. The Owners own all Wolf Creek fixed assets; however, all accounting is performed by WCNOC. The resulting assets, liabilities, income, and expenses are transferred to the joint Owners at their respective shares: KGE (47%), KCPL (47%), and KEPCo (6%). New accounts have been incorporated into WCNOC's FERC Form No. 1 to show transfer of these amounts from 100% totals. WCNOC maintains its accounts in accordance with the Uniform System of Accounts prescribed for public utilities by the Federal Energy Regulatory Commission (FERC) and generally accepted accounting principles.

Other:

For the year ended December 31, 2001, WCNOC expensed $1,416,596 for fees assessed by the U.S. Department of Energy (DOE) to decommission and decontaminate its gaseous diffusion plant facilities and associated sites. In October, WCNOC paid $1,445,294 for such fees assessed for the period October 2001 through September 2002. This payment was made under protest in response to a U.S. Court of Federal Claims ruling that D&D Fund assessments were improper to the extent that they were based upon uranium enrichment services purchased directly from the Government at prices established by contracts. WCNOC is seeking refund for its payments made to this fund since 1993.

BEST AVAILABLE COPY

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(Next page is 200)

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION, AMORTIZATION AND DEPLETION

Line No.	Item (a)	Total (b)	Electric (c)
1	UTILITY PLANT		
2	In Service		
3	Plant in Service (Classified)	$3,088,359,341	Same
4	Property Under Capital Leases		as
5	Plant Purchased or Sold		Total
6	Completed Construction not Classified		
7	Experimental Plant Unclassified		
8	TOTAL (Enter Total of lines 3 thru 7)	3,088,359,341	
9	Leased to Others		
10	Held for Future Use	657,178	
11	Construction Work in Progress	10,529,270	
12	Acquisition Adjustments		
13	TOTAL Utility Plant (Enter Total of lines 8 thru 12)	3,099,545,789	
14	Accum. Prov. for Depr., Amort., & Depl.	1,184,173,892	
15	Net Utility Plant (Enter total of line 13 less 14)	$ 1,915,371,897	
16	DETAIL OF ACCUMULATED PROVISIONS FOR DEPRECIATION, AMORTIZATION AND DEPLETION		
17	In Service:		
18	Depreciation	$1,173,660,209	
19	Amort. and Depl. of Producing Natural Gas Land and Land Rights		
20	Amort. of Underground Storage Land and Land Rights		
21	Amort. of Other Utility Plant	10,513,683	
22	TOTAL in Service (Enter Total of lines 18 thru 21)	1,184,173,892	
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	TOTAL Leased to Others (Enter Total of lines 24 and 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	TOTAL Held for Future Use (Enter Total of lines 28 and 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort. of Plant Acquisition Adjustment		
33	TOTAL Accumulated Provisions (Should agree with line 14 above) (Enter Total of lines 22, 26, 30, 31, and 32)	$ 1,184,173,892	

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(Next page is 202)

Wolf Creek Nuclear Operating Corporation	An Original	Dec. 31, 2001

NUCLEAR FUEL MATERIALS (Accounts 120.1 through 120.6 and 157)

1. Report below the costs incurred for nuclear fuel materials in process of fabrication, on hand, in reactor, and in cooling; owned by the respondent.
2. If the nuclear fuel stock is obtained under leasing arrangements, attach a statement showing the amount of nuclear fuel leased, the quantity used and quantity on hand, and the costs incurred under such leasing arrangements.

Line No.	Description of Item (a)	Balance Beginning of Year (b)	Changes During Year: Additions (c)
1	Nuclear Fuel in Process of Refinement, Conversion, Enrichment & Fabrication (120.1)		
2	Fabrication		
3	Nuclear Materials	$0	$41,363,353
4	Allowance for Funds Used during Construction	2,181	420,947
5	Other Overhead Construction Costs	142,767	697,195
6	SUBTOTAL (Enter Total of lines 2 thru 5)	144,948	
7	Nuclear Fuel Materials and Assemblies		
8	In Stock (120.2)	0	0
9	In Reactor (120.3)	105,348,086	0
10	SUBTOTAL (Enter Total of lines 8 and 9)	105,348,086	
11	Spent Nuclear Fuel (120.4)	192,713,742	0
12	Nuclear Fuel Under Capital Leases (120.6)		
13	(Less) Accum. Prov. for Amortization of Nuclear Fuel Assemblies (120.5)	232,590,371	0
14	TOTAL Nuclear Fuel Stock (Enter Total lines 6, 10, 11 and 12 less line 13)	$65,616,405	
15	Estimated Net Salvage Value of Nuclear Materials in line 9		
16	Estimated Net Salvage Value of Nuclear Materials in line 11		
17	Estimated Net Salvage Value of Nuclear Materials in Chemical Processing		
18	Nuclear Materials Held for Sale (157)		
19	Uranium		
20	Plutonium		
21	Other		
22	TOTAL Nuclear Materials Held for Sale (Enter Total of lines 19, 20 and 21)		

NUCLEAR FUEL MATERIALS (Accounts 120.1 through 120.6 and 157) (Continued)

Changes During the Year			
Amortization (d)	Other Reductions (Explain in a footnote) (e)	Balance End of Year (f)	Line No.
[redacted]			1
[redacted]			2
[redacted]		$41,363,353	3
[redacted]		423,128	4
[redacted]		839,962	5
[redacted]	[redacted]	42,626,443	6
			7
		0	8
		105,348,086	9
[redacted]	[redacted]	105,348,086	10
		192,713,742	11
			12
$36,177,859		268,768,230	13
[redacted]	[redacted]	$71,920,041	14
[redacted]	[redacted]		15
[redacted]	[redacted]		16
[redacted]	[redacted]		17
			18
			19
			20
			21
[redacted]	[redacted]		22

ELECTRIC PLANT IN SERVICE (Accounts 101, 102, 103, and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.

2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified - Electric.

3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.

4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.

5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years

Line No.	Account (a)	Balance at Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization		
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant	$15,387,887	$1,367,671
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	15,387,887	1,367,671
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)		
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights	7,258,691	
18	(321) Structures and Improvements	868,941,236	2,434,524
19	(322) Reactor Plant Equipment	1,381,122,287	1,950,227
20	(323) Turbogenerator Units	361,051,392	949,238
21	(324) Accessory Electric Equipment	289,359,820	598,068
22	(325) Misc. Power Plant Equipment	133,538,212	2,712,742
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)	3,041,271,638	8,644,799
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power Plant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

tentative account distributions of these amounts. Careful observance of the above instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102. In showing the clearance of Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquistion adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirements of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchaser, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
				(301)	2
				(302)	3
$161,260			$16,594,298	(303)	4
161,260			16,594,298		5
					6
					7
				(310)	8
				(311)	9
				(312)	10
				(313)	11
				(314)	12
				(315)	13
				(316)	14
					15
					16
			$7,258,691	(320)	17
$12,338			871,363,422	(321)	18
3,864,082			1,379,208,432	(322)	19
229,344			361,771,286	(323)	20
60,136			289,897,752	(324)	21
1,128,696			135,122,258	(325)	22
5,294,596			3,044,621,841		23
					24
				(330)	25
				(331)	26
				(332)	27
				(333)	28
				(334)	29
				(335)	30
				(336)	31
					32
					33
				(340)	34
				(341)	35
				(342)	36
				(343)	37
				(344)	38
				(345)	39

ELECTRIC PLANT IN SERVICE (Accounts 101, 102, 103, and 106) (Continued)

Line No.		Account (a)	Balance at Beginning of Year (b)	Additions (c)
40	(346)	Misc. Power Plant Equipment		
41		TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)		
42		TOTAL Prod. Plant (Enter Total of lines 15, 23, 32 and 41)	$3,041,271,638	$8,644,799
43		3. TRANSMISSION PLANT		
44	(350)	Land and Land Rights	756	
45	(352)	Structures and Improvements	555,455	0
46	(353)	Station Equipment	22,782,978	0
47	(354)	Towers and Fixtures		
48	(355)	Poles and Fixtures	123,948	0
49	(356)	Overhead Conductors and Devices	83,867	0
50	(357)	Underground Conduit		
51	(358)	Underground Condutors and Devices		
52	(359)	Roads and Trails		
53		TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	23,547,004	0
54		4. DISTRIBUTION PLANT		
55	(360)	Land and Land Rights		
56	(361)	Structures and Improvements		
57	(362)	Station Equipment		
58	(363)	Storage Battery Equipment		
59	(364)	Poles, Towers, and Fixtures		
60	(365)	Overhead Conductors and Devices		
61	(366)	Underground Conduit		
62	(367)	Underground Condutors and Devices		
63	(368)	Line Transformers		
64	(369)	Services		
65	(370)	Meters		
66	(371)	Installations on Customer Premises		
67	(372)	Leased Property on Customer Premises		
68	(373)	Street Lighting and Signal Systems		
69		TOTAL Distribution Plant (Enter Total of lines 55 thru 68)		
70		5. GENERAL PLANT		
71	(389)	Land and Land Rights		
72	(390)	Structures and Improvements		
73	(391)	Office Furniture and Equipment	2,745,734	459,686
74	(392)	Transportation Equipment		
75	(393)	Stores Equipment		
76	(394)	Tools, Shop and Garage Equipment		
77	(395)	Laboratory Equipment		
78	(396)	Power Operated Equipment		
79	(397)	Communication Equipment	390,778	0
80	(398)	Miscellaneous Equipment		
81		SUBTOTAL(Enter Total of lines 71 thru 80)	3,136,512	459,686
82	(399)	Other Tangible Property		
83		TOTAL General Plant (Enter Total of lines 81 and 82)	3,136,512	459,686
84		TOTAL (Accounts 101 and 106)	3,083,343,041	10,472,156
85	(102)	Electric Plant Purchased (See Instr. 8)		
86	(Less)	(102) Electric Plant Sold (See Instr. 8)		
87	(103)	Experimental Plant Unclassified		
88		TOTAL Electric Plant in Service (Enter Total of Lines 84 thru 87)	$3,083,343,041	$10,472,156

ELECTRIC PLANT IN SERVICE (Accounts 101, 102, 103, and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
				(346)	40
					41
$5,294,596			$3,044,621,841		42
					43
			$756	(350)	44
$0			555,455	(352)	45
			22,782,978	(353)	46
				(354)	47
			123,948	(355)	48
			83,867	(356)	49
				(357)	50
				(358)	51
				(359)	52
0			$23,547,004		53
					54
				(360)	55
				(361)	56
				(362)	57
				(363)	58
				(364)	59
				(365)	60
				(366)	61
				(367)	62
				(368)	63
				(369)	64
				(370)	65
				(371)	66
				(372)	67
				(373)	68
					69
					70
				(389)	71
				(390)	72
0			3,205,420	(391)	73
				(392)	74
				(393)	75
				(394)	76
				(395)	77
				(396)	78
0			390,778	(397)	79
				(398)	80
0			3,596,198		81
				(399)	82
0			3,596,198		83
5,455,856			3,088,359,341		84
				(102)	85
					86
				(103)	87
$5,455,856			$3,088,359,341		88

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location of Property (a)	Date Originally Included in This Account (b)	Date Expected to be Used in Utility Service (c)	Balance at End of Year (d)
1	Land and Land Rights:			
2				
3	None			
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21	Other Property:			
22				
23	Reclassified from Account 107	Dec. 1985	Unknown	$657,178
24	(KGE only)			
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	TOTAL			$ 657,178

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(Next page is 216)

Wolf Creek Nuclear Operating Corporation | An Original | Dec. 31, 2001

CONSTRUCTION WORK IN PROGRESS-ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107).
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstration (see Account 107 of the Uniform System of Accounts).
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction Work in Progress - Electric (Account 107) (b)
1		
2	Outage Portion of AK Upgrade	572,589
3	NPIS Hardware/Software Upgrade	2,093,176
4	Distributed Control System to Digital	379,516
5	Modify Service Water Piping	101,517
6	EGHV0015/16/53/54 Replacements	281,139
7	Secondary Side Rerate Study/Design	154,161
8	Training Facility at Post 21	3,403,569
9	RCP Shaft Replacement	1,059,309
10	Skills Training Center Mock-Ups	258,686
11	Miscellaneous Minor Projects (32) and Unapplied Engineering	2,225,608
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46		
	TOTAL	10,529,270

CONSTRUCTION OVERHEADS-ELECTRIC

1. List in column (a) the kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items.
2. On page 218 furnish information concerning construction overheads.
3. A respondent should not report "none" to this page if no overhead apportionments are made, but rather should explain on page 218 the accounting procedures employed and the amounts of engineering, supervision and administrative costs, etc., which are directly charged to construction.
4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of Overhead (a)	Total Amount Charged for the Year (b)
1		
2	Labor - Pension, Benefits, and Payroll Taxes Overheads	$675,945
3	Material Issues Overheads	896,917
4	Construction Proration Overheads	2,149,440
5	Allowance for Funds Used During Construction (KGE)	91,675
6	Allowance for Funds Used During Construction (KCPL)	57,158
7	(See Page 218 for explanatory information)	
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	$3,871,135

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc., the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.

2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3 (17) of the U.S. of A.

3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

1. Labor overheads are calculated based on a percentage of costs for Pensions, Benefits, Taxes, and Injuries & Damages to total labor costs and spread to active projects on a monthly basis.
2. Material overheads are calculated based on a percentage of salaries and expenses of storeroom, purchasing, and inventory control personnel to the total material issues and spread to active projects on a monthly basis.
3. Construction overheads are calculated based on a study of indirect charges and prorated based on charges to active projects.
4. (a) Allowance for funds used during construction has been applied to all construction costs on 2001 projects costing more than $ 25,000 where the construction period continues into two or more months, except those for purchases of equipment which are available for service upon receipt.
   (b) The allowance computation period is from the month of the first charge to the inservice month of the project.
   (c) The average AFUDC rate was 8.12% in 2001 for Kansas Gas and Electric Company and 6.81% for Kansas City Power & Light Company. Kansas Electric Power Cooperative, Inc. did not capitalize any interest during 2001.

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula
   (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ratio (Percent) (c)	Cost Rate Percentage (d)
(1)	Average Short-Term Debt	S		
(2)	Short-Term Interest			s
(3)	Long-Term Debt	D		d
(4)	Preferred Stock	P		p
(5)	Common Equity	C		c
(6)	Total Capitalization		100%	
(7)	Average Construction Work in Progress Balance	W		

2. Gross Rate for Borrowed Funds

$$s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$$

N/A — Each owner will provide its own AFUDC computation.

3. Rate for Other Funds

$$\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$$

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds -
   b. Rate for Other Funds -

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during the year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, line 11, column (c), and that reported for electric plant in service, pages 204-207, column (d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of Accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	$1,092,744,022	$1,092,744,022		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	86,563,020	86,563,020		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov. for Year Enter Total of lines 3 thru 8)	86,563,020	86,563,020		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	5,294,596	5,294,596		
12	Cost of Removal	474,823	474,823		
13	Salvage (Credit)	122,586	122,586		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	5,646,833	5,646,833		
15	Other Debit or Credit Items (Describe):				
16					
17	Balance End of Year (Enter Total of lines 1, 9, 14, 15, and 16)	$1,173,660,209	$1,173,660,209		

Section B. Balances at End of Year According to Functional Classifications

Line No.	Item	Total	Electric Plant in Service	Electric Plant Held for Future Use	Electric Plant Leased to Others
18	Steam Production				
19	Nuclear Production	Accumulated depreciation is not recorded on a functional basis.			
20	Hydraulic Production - Conventional	However, over 99% is under nuclear production.			
21	Hydraulic Production - Pumped Storage				
22	Other Production				
23	Transmission				
24	Distribution				
25	General				
26	TOTAL (Enter Total of lines 18 thru 25)	$1,173,660,209	$1,173,660,209		

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(Next page is 227)

MATERIALS AND SUPPLIES

1. For Account 154, report the amount of plant materials and operating supplies under the primary functional classifications as indicated in column (a); estimates of amounts by function are acceptable. In column (d), designate the department or departments which use the class of material.

2. Give an explanation of important inventory adjustments during the year (in a footnote) showing general classes of material and supplies and the various accounts (operating expenses, clearing accounts, plant, etc.) affected - debited or credited. Show separately debits or credits to stores expense-clearing, if applicable.

Line No.	Account (a)	Balance Beginning of Year (b)	Balance End of Year (c)	Department or Departments Which Use Material (d)
1	Fuel Stock (Account 151)	$299,250	$292,176	Electric
2	Fuel Stock Expenses Undistributed (Account 152)			Only
3	Residuals and Extracted Products (Account 153)			
4	Plant Materials and Operating Supplies (Account 154)			
5	Assigned to - Construction (Estimated)			
6	Assigned to - Operations and Maintenance			
7	Production Plant (Estimated)			
8	Transmission Plant (Estimated)			
9	Distribution Plant (Estimated)			
10	Assigned to - Other			
11	TOTAL Account 154 (Total of lines 5 thru 10)	34,773,178	37,650,172	
12	Merchandise (Account 155)			
13	Other Materials and Supplies (Account 156)			
14	Nuclear Materials Held for Sale (Account 157) (Not applicable to Gas Utilities)			
15	Stores Expense Undistributed (Account 163)	652,452	737,833	
16				
17				
18				
19				
20	TOTAL Materials and Supplies (per Balance Sheet)	$35,724,880	$38,680,181	

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the ratemaking actions of regulatory agencies (and not includable in other amounts).
2. For regulatory assets being amortized, show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Debits (b)	CREDITS Account Charged (c)	CREDITS Amount (d)	Balance at End of Year (e)
1					
2					
3	D&D Assessment - To decommission and	$229,583	518.0	$1,416,596	$8,310,441
4	decontaminate DOE's gaseous diffusion plant				
5	facilities and associated sites.				
6					
7	(To be amortized over 15 years.)				
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44	TOTAL	$229,583		$1,416,596	$8,310,441

MISCELLANEOUS DEFERRED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a).
3. Minor items (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	CREDITS		Balance at End of Year (f)
				Account Charged (d)	Amount (e)	
1						
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	Misc Work in Progress					
48	DEFERRED REGULATORY COMM. EXPENSES (See pages 350-351)					
49	TOTAL	$0				$0

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(Next page is 250)

CAPITAL STOCK (Accounts 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e. year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.

2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Exchange (a)	Number of Shares Authorized by Charter (b)	Par or Stated Value Per Share (c)	Call Price at End of Year (d)
1				
2	Wolf Creek Nuclear Operating Corporation	100	$1	N/A
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

CAPITAL STOCK (Accounts 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.

4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or noncumulative.

5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year.

6. Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

Outstanding Per Balance Sheet		Held by Respondent				
		As Reacquired Stock (Account 217)		In Sinking and Other Funds		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	Line No.
						1
100	$100	N/A	N/A	N/A	N/A	2
						3
						4
						5
						6
						7
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						35
						36
						37
						38
						39
						40
						41
						42

LONG-TERM DEBT (Accounts 221, 222, 223, and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other Long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include ir column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers' certificates, show in column (a) the name of the court and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give Commission Authorization numbers and dates) (a)	Principal Amount of Debt Issued (b)	Total Expense Premium or Discount (c)
1			
2	221 - Bonds	N/A	
3			
4	222 - Reacquired Bonds	N/A	
5			
6	223 - Advances From Associated Companies (Note)	N/A	
7			
8	224 - Other Long-Term Debt	N/A	
9			
10			
11			
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33	TOTAL		

LONG-TERM DEBT (Accounts 221, 222, 223, and 224) (Continued)

the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.

11. Explain any debits and credits other than amortization debited to Account 428, Amortization of Debt Discount and Expense, or credited to Account 429, Amortization of Premium on Debt - Credit.

12. In a footnote, give explanatory particulars (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principal repaid during year. Give Commisssion authorization numbers and dates.

13. If the respondent has pledged any of its long-term debt securities, give particulars (details) in a footnote including name of pledgee and purpose of the pledge.

14. If the respondent has long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.

15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, Interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.

16. Give particulars (details) concerning long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
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						33

Wolf Creek Nuclear Operating Corporation	An Original	Dec. 31, 2001

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual or estimated amounts of such taxes are known, show the amounts in a footnote and designate whether estimated or actual amounts.

2. Include on this page, taxes paid during the year and charged direct to final accounts (not charged to prepaid or accrued taxes). Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.

3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b) amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.

4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5)	BALANCE AT BEGINNING OF YEAR		Taxes Charged During Year	Taxes Paid During Year	Adjustments
		Taxes Accrued (Account 236)	Prepaid Taxes (Incl. in Account 165)			
	(a)	(b)	(c)	(d)	(e)	(f)
1	Federal:					
2	FICA (Employer)	$126,441		$4,936,319	$4,676,438	
3						
4						
5						
6						
7	Unemployment	917		58,854	59,507	
8						
9						
10						
11						
12	Excise Tax	0		0	0	
13						
14	Total Federal	127,358		4,995,173	4,735,945	0
15						
16						
17						
18	Kansas:					
19	Unemployment	106		5,041	5,126	
20						
21						
22	Use Tax	3191		64,346	65,834	
23						
24	Franchise Tax	0		20	20	
25						
26	Total Kansas	3,297		69,407	70,980	0
27						
28						
29						
30	Delaware Franchise Tax	0		50	50	
31						
32	Ad Valorem *	0		23,923,320	23,923,320	
33						
34						
35						
36	TOTAL	$130,655		$28,987,950	$28,730,295	$0

* WCNOC, as agent for its owners (KGE, KCPL, and KEPCo), does not pay ad valorem taxes. The ad valorem taxes are paid by each Owner as mandated by its jurisdictional authority.

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes) covers more than one year, show the required information separately for each tax year, identifying the year in column (a).

6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a footnote. Designate debit adjustments by parentheses.

7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.

8. Report in columns (i) through (l) how the taxes were distributed. Report in column (i) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 409.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also show in column (l) the taxes charged to utility plant or other balance sheet accounts.

9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED					
Taxes Accrued (Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustment to Ret. Earnings (Account 439) (k)	Other (l)		Line No.
							1
$386,322		$4,592,687			107	$180,342	2
					108	0	3
					120.1	13,978	4
					163	149,313	5
							6
264		54,757			107	2,150	7
					108	0	8
					120.1	166	9
					163	1,780	10
							11
0		0					12
							13
386,586		4,647,444				347,729	14
							15
							16
							17
							18
21		4,689			107	184	19
					108	0	20
					120.1	14	21
1,703					163	153	22
							23
0		20					24
							25
1,724		4,709				351	26
							27
							28
							29
0		50					30
							31
0		23,923,320					32
							33
							34
							35
$388,310		$28,575,523				$348,080	36

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OTHER DEFERRED CREDITS (Account 253)

1. Report below the particulars (details) called for concerning other deferred credits.
2. For any deferred credit being amortized, show the period of amortization.
3. Minor items (5% of the Balance End of Year for Account 253 or amounts less than $10,000, whichever is greater) may be grouped by classes.

Line No.	Description of Other Deferred Credits (a)	Balance at Beginning of Year (b)	DEBITS Contra Account (c)	DEBITS Amount (d)	Credits (e)	Balance at End of Year (f)
1						
2	Deferred Compensation	$529,222	131	$16,338	$58,507	$571,391
3						
4	Unearned Interest on Cash	1,244,223	124.2	2,952,078	2,961,613	1,253,758
5	Surrender Value of Corporate					
6	Owned Life Insurance					
7						
8	Deferred Compensation (Interest)	5,786,562	131	172,254	730,769	6,345,077
9						
10	Additional Pension Liability	15,888,882	131	2,163,155	2,394,941	16,120,668
11						
12	Central Interstate Low-Level	9,551,237		0	0	9,551,237
13	Radioactive Waste Commission					
14	(Interest Earned)					
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	TOTAL	$33,000,126		$5,303,825	$6,145,830	$33,842,131

ELECTRIC OPERATING REVENUES (Account 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.

2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The average number of customers means the average of twelve figures at the close of each month.

3. If increases or decreases from previous year (columns (c), (e), and (g)), are not derived from from previously reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES	
		Amount for Year (b)	Amount for Previous Year (c)
1	Sales of Electricity		
2	(440) Residential Sales		
3	(442) Commercial and Industrial Sales		
4	Small (or Commercial) (See Instr. 4)		
5	Large (or Industrial) (See Instr. 4)		
6	(444) Public Street and Highway Lighting		
7	(445) Other Sales to Public Authorities		
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers		
11	(447) Sales for Resale		
12	TOTAL Sales of Electricity		
13	(Less (449.1) Provision for Rate Refunds		
14	TOTAL Revenues Net of Provision for Refunds		
15	Other Operating Revenues		
16	(450) Forfeited Discounts		
17	(451) Miscellaneous Service Revenues		
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property	$43,839	$52,004
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues		
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	43,839	52,004
27	TOTAL Electric Operating Revenues	$43,839 *	$52,004 *

* This amount differs from the amount shown on Page 114, line 2 due to the Operating Expenses Transferred.

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ELECTRIC OPERATION AND MAINTENANCE EXPENSES

If the amount for previous year is not derived from previously reported figures, explain in footnotes.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. POWER PRODUCTION EXPENSES		
2	A. Steam Power Generation		
3	Operation		
4	(500) Operation Supervision and Engineering		
5	(501) Fuel		
6	(502) Steam Expenses		
7	(503) Steam from Other Sources		
8	(Less) (504) Steam Transferred-Cr.		
9	(505) Electric Expenses		
10	(506) Miscellaneous Steam Power Expenses		
11	(507) Rents		
12	(509) Allowances		
13	TOTAL Operation (Enter Total of Lines 4 thru 12)		
14	Maintenance		
15	(510) Maintenance Supervision and Engineering		
16	(511) Maintenance of Structures		
17	(512) Maintenance of Boiler Plant		
18	(513) Maintenance of Electric Plant		
19	(514) Maintenance of Miscellaneous Steam Plant		
20	TOTAL Maintenance (Enter Total of Lines 15 thru 19)		
21	TOTAL Power Production Expenses-Steam Power (Enter Total of lines 13 & 20)		
22	B. Nuclear Power Generation		
23	Operation		
24	(517) Operation Supervision and Engineering	$11,166,885	$12,262,336
25	(518) Fuel	47,083,692	41,901,083
26	(519) Coolants and Water	3,358,065	3,553,957
27	(520) Steam Expenses	15,345,802	17,938,101
28	(521) Steam from Other Sources		
29	(Less) (522) Steam Transferred-Cr.		
30	(523) Electric Expenses	1,152,540	1,139,406
31	(524) Miscellaneous Nuclear Power Expenses	35,278,013	34,883,857
32	(525) Rents		
33	TOTAL Operation (Enter Total of lines 24 thru 32)	113,384,997	111,678,740
34	Maintenance		
35	(528) Maintenance Supervision and Engineering	7,048,501	10,134,732
36	(529) Maintenance of Structures	3,984,395	5,173,635
37	(530) Maintenance of Reactor Plant Equipment	5,470,061	15,542,383
38	(531) Maintenance of Electric Plant	3,183,882	6,616,946
39	(532) Maintenance of Miscellaneous Nuclear Plant	4,293,589	4,274,079
40	TOTAL Maintenance (Enter Total of lines 35 thru 39)	23,980,428	41,741,775
41	TOTAL Power Production Expenses-Nuclear Power (Enter total of lines 33 & 40)	137,365,425	153,420,515
42	C. Hydraulic Power Generation		
43	Operation		
44	(535) Operation Supervision and Engineering		
45	(536) Water for Power		
46	(537) Hydraulic Expenses		
47	(538) Electric Expenses		
48	(539) Miscellaneous Hydraulic Power Generation Expenses		
49	(540) Rents		
50	TOTAL Operation (Enter Total of lines 44 thru 49)		

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
51	C. Hydraulic Power Generation (Continued)		
52	Maintenance		
53	(541) Maintenance Supervision and Engineering		
54	(542) Maintenance of Structures		
55	(543) Maintenance of Reservoirs, Dams, and Waterways		
56	(544) Maintenance of Electric Plant		
57	(545) Maintenance of Miscellaneous Hydraulic Plant		
58	TOTAL Maintenance (Enter Total of lines 53 thru 57)		
59	TOTAL Power Production Expenses-Hydraulic Power (Enter total of lines 50 & 58)		
60	D. Other Power Generation		
61	Operation		
62	(546) Operation Supervision and Engineering		
63	(547) Fuel		
64	(548) Generation Expenses		
65	(549) Miscellaneous Other Power Generation Expenses		
66	(550) Rents		
67	TOTAL Operation (Enter Total of lines 62 thru 66)		
68	Maintenance		
69	(551) Maintenance Supervision and Engineering		
70	(552) Maintenance of Structures		
71	(553) Maintenance of Generating and Electric Plant		
72	(554) Maintenance of Miscellaneous Other Power Generation Plant		
73	TOTAL Maintenance (Enter Total of lines 69 thru 72)		
74	TOTAL Power Production Expenses-Other Power (Enter Total of lines 67 & 73)		
75	E. Other Power Supply Expenses		
76	(555) Purchased Power		
77	(556) System Control and Load Dispatching		
78	(557) Other Expenses		
79	TOTAL Other Power Supply Expenses (Enter Total of lines 76 thru 78)		
80	TOTAL Power Production Expenses (Enter Total of lines 21, 41, 59, 74, & 79)	137,365,425	153,420,515
81	2. TRANSMISSION EXPENSES		
82	Operation		
83	(560) Operation Supervision and Engineering		
84	(561) Load Dispatching		
85	(562) Station Expenses		
86	(563) Overhead Line Expenses		
87	(564) Underground Line Expenses		
88	(565) Transmission of Electricity by Others		
89	(566) Miscellaneous Transmission Expenses		
90	(567) Rents		
91	TOTAL Operation (Enter Total of lines 83 thru 90)		
92	Maintenance		
93	(568) Maintenance Supervision and Engineering		
94	(569) Maintenance of Structures		
95	(570) Maintenance of Station Equipment	58,097	32,936
96	(571) Maintenance of Overhead Lines		
97	(572) Maintenance of Underground Lines		
98	(573) Maintenance of Miscellaneous Transmission Plant		
99	TOTAL Maintenance (Enter Total of lines 93 thru 98)	58,097	32,936
100	TOTAL Transmission Expenses (Enter Total of lines 91 and 99)	58,097	32,936
101	3. DISTRIBUTION EXPENSES		
102	Operation		
103	(580) Operation Supervision and Engineering		

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
104	3. DISTRIBUTION EXPENSES (Continued)		
105	(581) Load Dispatching		
106	(582) Station Expenses		
107	(583) Overhead Line Expenses		
108	(584) Underground Line Expenses		
109	(585) Street Lighting and Signal System Expenses		
110	(586) Meter Expenses		
111	(587) Customer Installations Expenses		
112	(588) Miscellaneous Expenses		
113	(589) Rents		
114	TOTAL Operation (Enter Total of lines 103 thru 113)		
115	Maintenance		
116	(590) Maintenance Supervision and Engineering		
117	(591) Maintenance of Structures		
118	(592) Maintenance of Station Equipment		
119	(593) Maintenance of Overhead Lines		
120	(594) Maintenance of Underground Lines		
121	(595) Maintenance of Line Transformers		
122	(596) Maintenance of Street Lighting and Signal Systems		
123	(597) Maintenance of Meters		
124	(598) Maintenance of Miscellaneous Distribution Plant		
125	TOTAL Maintenance (Enter Total of lines 116 thru 124)		
126	TOTAL Distribution Expenses (Enter Total of lines 114 and 125)		
127	4. CUSTOMER ACCOUNTS EXPENSES		
128	Operation		
129	(901) Supervision		
130	(902) Meter Reading Expenses		
131	(903) Customer Records and Collection Expenses		
132	(904) Uncollectible Accounts		
133	(905) Miscellaneous Customer Accounts Expenses		
134	TOTAL Customer Accounts Expenses (Enter Total of lines 129 thru 133)		
135	5. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
136	Operation		
137	(907) Supervision		
138	(908) Customer Assistance Expenses		
139	(909) Informational and Instructional Expenses		
140	(910) Miscellaneous Customer Service and Informational Expenses		
141	TOTAL Cust. Service and Informational Exp. (Enter Total of lines 137 thru 140)		
142	6. SALES EXPENSES		
143	Operation		
144	(911) Supervision		
145	(912) Demonstrating and Selling Expenses		
146	(913) Advertising Expenses		
147	(916) Miscellaneous Sales Expenses		
148	TOTAL Sales Expenses (Enter Total of lines 144 thru 147)		
149	7. ADMINISTRATIVE AND GENERAL EXPENSES		
150	Operation		
151	(920) Administrative and General Salaries	7,684,829	7,674,025
152	(921) Office Supplies and Expenses	2,085,899	2,019,529
153	(Less) (922) Administrative expenses Transferred-Credit	(94,245)	(82,592)

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
154	7. ADMINISTRATIVE AND GENERAL EXPENSES (Continued)		
155	(923) Outside Services Employed	1,352,115	753,675
156	(924) Property Insurance	(2,332,678)	(2,458,142)
157	(925) Injuries and Damages	596,701	956,709
158	(926) Employee Pensions and Benefits	12,405,126	11,756,463
159	(927) Franchise Requirements		
160	(928) Regulatory Commission Expenses		
161	(929) (Less) Duplicate Charges-Cr.		
162	(930.1) General Advertising Expenses		0
163	(930.2) Miscellaneous General Expenses	2,205,553	2,041,003
164	(931) Rents		0
165	TOTAL Operation (Enter Total of lines 151 thru 164)	23,903,300	22,660,670
166	Maintenance		
167	(935) Maintenance of General Plant	279,594	220,637
168	TOTAL Administrative and General Expenses (Enter Total of lines 165 thru 167)	24,182,894	22,881,307
169	TOTAL Electric Operation and Maintenance Expenses (Enter Total of lines 80, 100, 126, 134, 141, 148, and 168)	$161,606,416	$176,334,758

NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.
2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employees on line 3, and show the number of such special construction employees in a footnote.
3. The number of employees assignable to the electric department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the electric department from joint functions.

1.	Payroll Period Ended (Date)	12/21/01
2.	Total Regular Full-Time Employees	1,016
3.	Total Part-Time and Temporary Employees	11
4.	Total Employees	1,027

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Wolf Creek Nuclear Operating Corporation		An Original	Dec. 31, 2001

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (Electric)

Line No.	Description (a)		Amount (b)
1	Industry Association Dues		$1,027,473
2	Nuclear Power Research Expenses		730,895
3	Other Experimental and General Research Expenses		
4	Publishing and Distributing Information and Reports to Stockholders; Trustee, Registrar, and Transfer Agent Fees and Expenses, and Other Expenses of Servicing Outstanding Securities of the Respondent		
5	Other Expenses (List items of $5,000 or more in this column showing the (1) purpose, (2) recipient and (3) amount of such items. Group amounts of less than $5,000 by classes if the number of items so grouped is shown)		
6			
7	Recipient	Purpose	
8			
9	Westinghouse Electric Corporation	Participation in Owner Group	273,855
10	Utilities Service Alliance, Inc.	2001 dues	133,283
11	Nuclear Energy Institute	Pads Assessment	13,984
12	IEN Engineering	Fairbanks Morse Owners' Group	9,600
14	Edison Electric Institute	2001 dues	8,216
15	Other Expenses (31 items)		8,247
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			
45			
46	TOTAL		$2,205,553

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Accounts 403, 404, 405)
(Except amortization of acquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).

2. Report in section B the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute the charges and whether any changes have been made in the basis or rates used from the preceding report year.

3. Report all available information called for in section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.

Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of section C the type of plant included in any subaccounts used.

In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional classifications and showing a composite total. Indicate at the bottom of section C the manner in which column (b) balances are obtained. If average balances, state the method of averaging used.

For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification listed in column (a). If plant mortality studies are prepared to assist in estimating average service lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g) if available, the weighted average remaining life of surviving plant.

If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.

4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited-Term Electric Plant (Acct. 404) (c)	Amortization of Other Electric Plant (Acct. 405) (d)	Total (e)
1	Intangible Plant	$0		$3,043,074	$3,043,074
2	Steam Production Plant				
3	Nuclear Production Plant	85,800,040			85,800,040
4	Hydraulic Production Plant-Conventional				
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant				
7	Transmission Plant	661,400		3	661,403
8	Distribution Plant				
9	General Plant	101,580			101,580
10	Common Plant-Electric				
11	TOTAL	$86,563,020		$3,043,077	$89,606,097

B. Basis for Amortization Charges

Line 1, column (d)

Amortization is charged to Account 405 for Miscellaneous Intangible Plant, Account 303. Amortization of capitalized software is over the estimated useful life of the asset.

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

This page is required by the Kansas Corporation Commission

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. Rate(s) (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	321	$871,363					
13	322	1,379,209					
14	323	361,771	Each owner is responsible for calculating its depreciation of WCNOC assets.				
15	324	289,898	Annual rates for 2001 were 2.799% for Kansas Gas and Electric Company and 3.64%				
16	325	135,122	for Kansas Electric Power Cooperative, Inc. See below for Kansas City				
17	Nuclear Prod.	3,037,363	Power & Light Company depreciation rates.*				
18							
19							
20							
21	352	555					
22	353	22,783					
23	355	124					
24	356	84					
25	Transmission	23,546					
26							
27	391	3,206					
28	397	391					
29	General Plant	3,597					
30							
31							
32	TOTAL	$ 3,064,506					
33							
34							
35							
36							
37	* Kansas City Power & Light Company uses different rates for each functional classification.						
38	The rates are as follows:						
39							
40	Nuclear Prod. Plant		January-December				
41	A/C 321		3.08%				
42	A/C 322		3.09%				
43	A/C 323		3.11%				
44	A/C 324		3.03%				
45	A/C 325		3.08%				
46							
47	Transmission Plant						
48	A/C 352		1.75%				
49	A/C 353		2.64%				
50	A/C 355		3.71%				
51	A/C 356		3.12%				
52							
53	General Plant						
54	A/C 391		4.45%				
55	A/C 397		2.98%				
56							
57							
58							
59							
60							

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges accounts. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425)-Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions-Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic, Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430)-For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431)-Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1		
2	426 - Other Income Deductions	
3		
4	426.1 - Donations	
5	Boy Scouts	$2,400
6	Kansas Special Olympics	10,500
7	National Multiple Sclerosis Society	1,200
8	Kansas State Dept. of Education	1,000
9	Other Donations/Civic Contributions	12,730
10	United Way (Property donation)	18,375
12		46,205
13		
14	426.2 - Life Insurance	
15	Prepaid Charges on Loans	3,791,062
16	Increase in Estimated Cash Surrender Value	(3,070,990)
17		720,072
18		
19	426.3 - Penalties	
20	NRC civil penalties for violations of procedural requirements	0
21		0
22		
23	426.4 - Expenditures for Certain Civic, Political and Related Activities	
24	State Legislative Concerns	24,166
25	Membership Dues allocable to Lobbying Expenses	3,517
26		27,683
27		
28		
29	426.5 - Other Deductions	0
30		
31	Total - Account 426	$793,960
32		
33		
34		
35		
36	431 - Other Interest Expense	
37		
38	Interest on Deferred Compensation (6.37%)	$360,947
39		
40		
41		

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DISTRIBUTION OF SALARIES AND WAGES (Continued)

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll Charged for Clearing Accounts (c)	Total (d)
	Gas (Continued)			
48	Total Operation and Maintenance			
49	Production - Manufactured Gas (Enter Total of lines 28 and 40)			
50	Production - Natural Gas (Including Expl. and Dev.) (Total of lines 29 and 41)			
51	Other Gas Supply (Enter Total of lines 30 and 42)			
52	Storage, LNG, Terminaling and Processing (Total of lines 31 and 43)			
53	Transmission (Enter Total of lines 32 and 44)			
54	Distribution (Enter Total of lines 33 and 45)			
55	Customer Accounts (Line 34)			
56	Customer Service and Informational (Line 35)			
57	Sales (Line 36)			
58	Administrative and General (Enter Total of lines 37 and 46)			
59	TOTAL Operation and Maint. (Total of lines 49 thru 58)			
60	Other Utility Departments			
61	Operation and Maintenance			
62	TOTAL All Utility Dept. (Total of lines 25, 59, and 61)	$63,285,809	$1,459,022	$64,744,831
63	Utility Plant			
64	Construction (By Utility Departments)			
65	Electric Plant	2,673,284	595,070	3,268,354
66	Gas Plant			
67	Other			
68	TOTAL Construction (Enter Total of lines 65 thru 67)	2,673,284	595,070	3,268,354
69	Plant Removal (By Utility Department)			
70	Electric Plant	0	0	0
71	Gas Plant			
72	Other			
73	TOTAL Plant Removal (Enter Total of lines 70 thru 72)	0	0	0
74	Other Accounts (Specify):			
75				
76				
77				
78				
79				
80				
81				
82				
83				
84				
85				
86				
87				
88				
89				
90				
91				
92				
93				
94				
95	TOTAL Other Accounts	0		0
96	TOTAL SALARIES AND WAGES	$65,959,093	$2,054,092	$68,013,185

DISTRIBUTION OF SALARIES AND WAGES (Continued)

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll Charged for Clearing Accounts (c)	Total (d)
	Gas (Continued)			
48	Total Operation and Maintenance			
49	Production - Manufactured Gas (Enter Total of lines 28 and 40)			
50	Production - Natural Gas (Including Expl. and Dev.) (Total of lines 29 and 41)			
51	Other Gas Supply (Enter Total of lines 30 and 42)			
52	Storage, LNG, Terminaling and Processing (Total of lines 31 and 43)			
53	Transmission (Enter Total of lines 32 and 44)			
54	Distribution (Enter Total of lines 33 and 45)			
55	Customer Accounts (Line 34)			
56	Customer Service and Informational (Line 35)			
57	Sales (Line 36)			
58	Administrative and General (Enter Total of lines 37 and 46)			
59	TOTAL Operation and Maint. (Total of lines 49 thru 58)			
60	Other Utility Departments			
61	Operation and Maintenance			
62	TOTAL All Utility Dept. (Total of lines 25, 59, and 61)	$63,285,809	$1,459,022	$64,744,831
63	Utility Plant			
64	Construction (By Utility Departments)			
65	Electric Plant	2,673,284	595,070	3,268,354
66	Gas Plant			
67	Other			
68	TOTAL Construction (Enter Total of lines 65 thru 67)	2,673,284	595,070	3,268,354
69	Plant Removal (By Utility Department)			
70	Electric Plant	0	0	0
71	Gas Plant			
72	Other			
73	TOTAL Plant Removal (Enter Total of lines 70 thru 72)	0	0	0
74	Other Accounts (Specify):			
75				
76				
77				
78				
79				
80				
81				
82				
83				
84				
85				
86				
87				
88				
89				
90				
91				
92				
93				
94				
95	TOTAL Other Accounts	0		0
96	TOTAL SALARIES AND WAGES	$65,959,093	$2,054,092	$68,013,185

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ELECTRIC ENERGY ACCOUNT

Report below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	Megawatthours (b)
1	SOURCES OF ENERGY	
2	Generation (Excluding Station Use):	
3	Steam	
4	Nuclear	10,346,657
5	Hydro-Conventional	
6	Hydro-Pumped Storage	
7	Other	
8	Less Energy for Pumping	
9	Net Generation (Enter Total of lines 3 through 8)	10,346,657
10	Purchases	
11	Power Exchanges:	
12	Received	
13	Delivered	
14	Net Exchanges (Line 12 minus line 13)	
15	Transmission for Other (Wheeling)	
16	Received	
17	Delivered	
18	Net Transmission for Other (Line 16 minus 17)	
19	Transmission By Others Losses	
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	10,346,657

Line No.	Item (a)	Megawatthours (b)
21	DISPOSITION OF ENERGY	
22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	10,346,657 *
23	Requirements Sales for Resale	
24	Non-Requirements Sales for Resale	
25	Energy Furnished without Charge	
26	Energy Used by the Company (Electric Department Only, Excluding Station Use)	
27	Total Energy Losses	
28	TOTAL (Enter Total of Lines 22 Through 27)(MUST EQUAL LINE 20)	10,346,657

MONTHLY PEAKS AND OUTPUT

1. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
2. Report in column (b) the system's energy output for each month such that the total on line 41 matches the total on line 20.
3. Report in column (c) a monthly breakdown of the Non-Requirements Sales for Resale reported on line 24. Include in the monthly amounts any energy losses associated with the sales so that the total on line 41 exceeds the amount on line 24 by the amount of losses incurred (or estimated) in making the Non-Requirements Sales for Resale.
4. Report in column (d) the system's monthly maximum megawatt load (60-minute integration) associated with the net energy for the system defined as the difference between columns (b) and (c).
5. Report in columns (e) and (f) the specified information for each monthly peak load reported in column (d).

Name of System: Wolf Creek Generating Station

Line No.	Month (a)	Total Monthly Energy (b)	Monthly Non-Requirements Sales for Resale & Associated Losses (c)	MONTHLY PEAK: Megawatts (See Instruction 4) (d)	MONTHLY PEAK: Day of Month (e)	MONTHLY PEAK: Hour (f)
29	January	888,118				
30	February	803,086				
31	March	833,873				
32	April	855,348				
33	May	878,069				
34	June	853,966				
35	July	873,972				
36	August	874,542				
37	September	853,335				
38	October	887,293				
39	November	857,462				
40	December	887,593				
41	TOTAL	10,346,657				

* Power transferred to owners.

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)

1. Report data for Plant in Service only.
2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report on this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants.
3. Indicate by a footnote any plant leased or operated as a joint facility.
4. If net peak demand for 60 minutes is not available, give data which is available, specifying period.
5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant.
6. If gas is used and purchased on a therm basis, report the Btu content of the gas and the quantity of fuel burned converted to Mcf.
7. Quantities of fuel burned (line 38) and average cost per unit of fuel burned (line 41) must be consistent with charges to expense accounts 501 and 547 (line 42) as shown on line 21.
8. If more than one fuel is burned in a plant, furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name Wolf Creek (b)	Plant Name (c)
1	Kind of Plant (Steam, Internal Combustion, Gas Turbine or Nuclear)	Nuclear	
2	Type of Plant Construction (Conventional, Outdoor Boiler, Full Outdoor, Etc.)	Full Indoor	
3	Year Originally Constructed	1985	
4	Year Last Unit was Installed	N/A	
5	Total Installed Capacity (Maximum Generator Name Plate Ratings in MW)	1,237.3	
6	Net Peak Demand on Plant-MW (60 minutes)	1,192.5	
7	Plant Hours Connected to Load	8,731.8	
8	Net Continuous Plant Capability (Megawatts)		
9	When Not Limited by Condenser Water	1,192.5	
10	When Limited by Condenser Water	1,165	
11	Average Number of Employees	957	
12	Net Generation, Exclusive of Plant Use - KWh	10,346,657,000	
13	Cost of Plant: Land and Land Rights	$7,259,447	
14	Structures and Improvements	871,918,877	
15	Equipment Costs	2,209,181,017	
16	Total Cost	$3,088,359,341	
17	Cost per KW of Installed Capacity (Line 5)	$2,496.05	
18	Production Expenses: Oper. Supr. & Engr.	$11,166,885	
19	Fuel	47,083,692	
20	Coolants and Water (Nuclear Plants Only)	3,358,065	
21	Steam Expenses	15,345,802	
22	Steam From Other Sources	0	
23	Steam Transferred (Cr.)	0	
24	Electric Expenses	1,152,540	
25	Misc. Steam (or Nuclear) Power Expenses	35,278,013	
26	Rents	0	
27	Allowances	0	
28	Maintenance Supervision and Engineering	7,048,501	
29	Maintenance of Structures	3,984,395	
30	Maintenance of Boiler (or Reactor) Plant	5,470,061	
31	Maintenance of Electric Plant	3,183,882	
32	Maintenance of Misc. Steam (or Nuclear) Plant	4,293,589	
33	Total Production Expenses	$137,365,425	
34	Expenses per Net KWh	1.33¢	
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	Nuclear	
36	Unit: (Coal-tons of 2,000 lb.)(Oil-barrels of 42 gals.)(Gas-Mcf)(Nuclear-indicate)	MMBTU	
37	Quantity (Units) of Fuel Burned	106,006,111	
38	Avg. Heat Cont. of Fuel Burned (Btu per lb. of coal, gal. of oil, or Mcf of gas)	N/A	
39	Average Cost of Fuel per Unit, as Delivered f.o.b. Plant During Year	N/A	
40	Average Cost of Fuel per Unit Burned	N/A	
41	Avg. Cost of Fuel Burned per Million Btu	44.42¢	
42	Avg. Cost of Fuel Burned per KWh Net Gen.	0.455¢	
43	Average Btu per KWh Net Generation	10,245	

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ENVIRONMENTAL PROTECTION FACILITIES

1. For purposes of this response, environmental protection facilities shall be defined as any building, structure, equipment, facility, or improvement designed and constructed solely for control, reduction, prevention or abatement of discharges or releases into the environment of gaseous, liquid, or solid substances, heat, noise or for the control, reduction, prevention, or abatement of any other adverse impact of an activity on the environment.

2. Report the differences in cost of facilities installed for environmental considerations over the cost of alternative facilities which would otherwise be used without environmental considerations. Use the best engineering design achievable without environmental restrictions as the basis for determining costs without environmental considerations. It is not intended that special design studies be made for purposes of this response. Base the response on the best engineering judgement where direct comparisons are not available.

Include in these differences in costs the costs or estimated costs of environmental protection facilities in service, constructed or modified in connection with the production, transmission, and distribution of electrical energy and shall be reported herein for all such environmental facilities placed in service on or after January 1, 1969, so long as it is readily determinable that such facilities were constructed or modified for environmental rather than operational purposes. Also report similar expenditures for environmental plant included in construction work in progress. Estimate the cost of facilities when the original cost is not available or facilities are jointly owned with another utility, provided the respondent explains the basis of such estimations.

Examples of these costs would include a portion of the costs of tall smokestacks, underground lines, and landscaped substations. Explain such costs in a footnote.

3. In the cost of facilities reported on this page, include an estimated portion of the cost of plant that is or will be used to provide power to operate associated environmental protection facilities. These costs may be estimated on a percentage of plant basis. Explain such estimations in a footnote.

4. Report all costs under the major classifications provided below and include, as a minimum, the items listed hereunder:

A. Air pollution facilities:
- (1) Scrubbers, precipitators, tall smokestacks, etc.
- (2) Changes necessary to accommodate use of environmentally clean fuels such as low ash or low sulfur fuels including storage and handling equipment
- (3) Monitoring equipment
- (4) Other.

B Water pollution control facilities:
- (1) Cooling towers, ponds, piping, pumps, etc.
- (2) Waste water treatment equipment
- (3) Sanitary waste disposal equipment
- (4) Oil interceptors
- (5) Sediment control facilities
- (6) Monitoring equipment
- (7) Other.

C Solid waste disposal costs:
- (1) Ash handling and disposal equipment
- (2) Land
- (3) Settling ponds
- (4) Other.

D Noise abatement equipment:
- (1) Structures
- (2) Mufflers
- (3) Sound proofing equipment
- (4) Monitoring equipment
- (5) Other.

E Esthetic costs:
- (1) Architectural costs
- (2) Towers
- (3) Underground lines
- (4) Landscaping
- (5) Other.

F. Additional plant capacity necessary due to restricted output from existing facilities, or addition of pollution control facilities.

G Miscellaneous:
- (1) Preparation of environmental reports
- (2) Fish and wildlife plants included in Accounts 330, 331, 332, and 335
- (3) Parks and related facilities
- (4) Other.

5. In those instances when costs are composites of both actual supportable costs and estimates of costs, specify in column (f) the actual costs that are included in column (e).

6. Report construction work in progress relating to environmental facilities at line 9.

Line No.	Classification of Cost (a)	CHANGES DURING YEAR Additions (b)	Retirements (c)	Adjustments (d)	Balance at End of Year (e)	Actual Cost (f)
1	Air Pollution Control Facilities	$0	$0		$39,172,231	$39,172,231
2	Water Pollution Control Facilities	155,161	99,772		238,881,609	238,881,609
3	Solid Waste Disposal Costs	0	178,758		213,847,589	213,847,589
4	Noise Abatement Equipment					
5	Esthetic Costs					
6	Additional Plant Capacity					
7	Miscellaneous (Identify significant)					
8	TOTAL (Total of lines 1 thru 7)	$155,161	$278,530		$491,901,429	$491,901,429
9	Construction Work in Progress				$640,926	$640,926

ENVIRONMENTAL PROTECTION EXPENSES

1. Show below expenses incurred in connection with the use of environmental protection facilities, the cost of which are reported on page 430. Where it is necessary that allocations and/or estimates of costs be made, state the basis or method used.

2. Include below the costs incurred due to the operation of environmental protection equipment, facilities, and programs.

3. Report expenses under the subheadings listed below.

4. Under item 6 report the difference in cost between environmentally clean fuels and the alternative fuels that would otherwise be used and are available for use.

5. Under item 7 include the cost of replacement power, purchased or generated, to compensate for the deficiency in output from existing plants due to the addition of pollution control equipment, use of alternate environmentally preferable fuels, or environmental regulations of governmental bodies. Base the price of replacement power purchased on the average system price of purchased power if the actual cost of such replacement power is not known. Price internally generated replacement power at the system average cost of power generated if the actual cost of specific replacement generation is not known.

6. Under item 8 include ad valorem and other taxes assessed directly on or directly relatable to environmental facilities. Also include under item 8 licensing and similar fees on such facilities.

7. In those instances where expenses are composed of both actual supportable data and estimates of costs, specify in column (c) the actual expenses that are included in column (b).

Line No.	Classification of Expense (a)	Amount (b)	Actual Expenses (c)
1	Depreciation	$13,787,409	$13,787,409
2	Labor, Maint., Materials, and Supplies Cost Related to Env. Facilities & Prog	3,927,570	3,927,570
3	Fuel Related Costs		
4	Operation of Facilities		
5	Fly Ash and Sulfur Sludge Removal		
6	Difference in Cost of Environmentally Clean Fuels		
7	Replacement Power Costs		
8	Taxes and Fees	3,810,410	3,810,410
9	Administrative and General	796,980	796,980
10	Other (Identify significant)		
11	TOTAL	$22,322,369	$22,322,369

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INDEX

INDEX (Continued)

INDEX (Continued)